                                                Filed pursuant to Rule 424(b)(3)
                                                     Registration No.: 333-42572

                                   PROSPECTUS

                             FINANTRA CAPITAL, INC.

                        2,216,234 SHARES OF COMMON STOCK

     This Prospectus covers 2,216,234 shares of Common Stock, $.01 par value per share, of Finantra Capital, Inc. being offered by certain selling stockholders. Finantra Capital, Inc. is not selling any of the shares being offered hereby. The shares of Common Stock being offered include up to 220,000 shares issuable upon the exercise into shares of Common Stock of certain outstanding Common Stock purchase warrants.

     Since we are not selling any of the shares being offered hereby, we will not receive any proceeds from the sale of these shares. The selling stockholders will receive all of the proceeds from the sale of the shares hereunder. We may, however, receive from selling stockholders up to $478,750 upon their exercise of Common Stock purchase warrants entitling them to receive up to 220,000 of the shares of Common Stock being offered hereby.

     Our Common Stock is quoted and traded on the NASDAQ SmallCap Market under the symbol "FANT." On July 27, 2000, the closing sale price for shares of our Common Stock was $1.91.

     THIS INVESTMENT INVOLVES A HIGH DEGREE OR RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 10, 2000

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things:

     - general economic and business conditions, both nationally and in our markets;

     - our expectations and estimates concerning future financial performance, financing plans and the effect of competition;

     - our estimates concerning credit losses;

     - our continued dependence on the expertise and leadership of our management and other key personnel;

     - our expectation that we can continue our growth strategy; and

     - other risk factors set forth in the "Risk Factors" section of this Prospectus.

     In addition, in this Prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                             ---------------------

     You should rely only on the information contained in this Prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with different information. No offer of these securities is being made in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this Prospectus is accurate as of any other date than the date on the front cover of this Prospectus.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................    1
Prospectus Summary..........................................    3
Risk Factors................................................    6
Use of Proceeds.............................................   11
Price Range of Common Stock and Dividend Policy.............   12
Capitalization..............................................   13
Selected Consolidated Financial Data........................   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   20
Management and Directors....................................   25
Selling Stockholders........................................   26
Plan of Distribution........................................   28
Description of Capital Stock................................   29
Legal Matters...............................................   31
Experts.....................................................   31
Where You Can Find More Information.........................   31
Information Incorporated by Reference.......................   32
Index to Financial Statements...............................  F-1

                                        1
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                           [Intentionally Left Blank]

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this Prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our Common Stock. You should read this entire Prospectus carefully.

                             FINANTRA CAPITAL, INC.

     We are a diversified, multi-faceted specialty finance company principally engaged in lending activities related to accounts receivable factoring, equipment leasing, mortgage banking, consumer finance and other types of specialty financing. We also provide accounting and collections services to other entities.

     Our business is conducted, generally, through two principal operating arms:

     - our commercial asset business finance group and

     - our consumer finance group.

     Our commercial asset business finance group operates under the umbrella of our Ameri-Cap Business Finance Group, Inc. holding company subsidiary, and specializes in accounts receivable factoring and equipment leasing. Our consumer finance group operates under the umbrella of our Ameri-Cap Consumer Finance Group, Inc. holding company subsidiary, and specializes in mortgage banking and other retail specialty financing lines.

     Our emergence into the retail specialty finance industry was solidified by our acquisition, as of September 30, 1999, of Travelers Investment Corporation. Travelers is a California-based specialty consumer finance company which, for the past 25 years, has been engaged, generally, in the acquisition, management, servicing and collection of individual consumer contracts. Travelers has been our largest acquisition to date.

     In an effort to further solidify our emergence in the retail specialty finance industry, during January 2000, we entered into a Consumer Finance Contracts Program with Gateway Companies, Inc., a New York Stock Exchange company. Pursuant to the Program, among other things, Gateway has agreed to assign to us Gateway customer contracts for computers, software, accessories, certain warranties and other related goods and services sold by Gateway or any of its vendors in the ordinary course of Gateway's business to consumers for individual, family, personal or household use, and we have agreed to accept such assignments of contracts and finance loans to Gateway's customers to pay Gateway for the goods being purchased under the contracts.

     Since the consummation, during January 1998, of our initial public offering of securities, our operations have focused primarily on growing an operation base and establishing a market presence in each of the aforementioned business segments. Our primary strategy for achieving our necessary growth and market presence has been, among other things:

     - to pursue acquisitions of existing enterprises which, in our opinion, have management experience and earnings potential and long-term growth possibilities and

     - obtaining institutional lines of credit for each business line.

     Having established operations in each of our commercial assets business finance and consumer finance arms, our current principal strategy for making operations more profitable is:

     - to bundle (or combine and package) financial products and services.

     - By bundling products and services, we believe we will be positioned to more effectively compete since as the volume of the transactions we handle increases, the more likely we will have access to less costly leasing, factoring, mortgage banking and retail consumer financing lines.

     During 1999, we also established Finantra Internet Services.com, Inc., an Internet financial services company which will serve as a platform for our distribution of financial products and services, in particular, residential mortgages, through the Internet.

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

                       OUR HISTORY AND PRINCIPAL OFFICES

     We were incorporated under the laws of the State of Delaware on May 2, 1990. In August 1998, we changed our name to Finantra Capital, Inc. Our principal executive offices are located at 150 South Pine Island Road, Suite 500, Plantation, Florida 33324, and our telephone number is (954) 577-9225.

                                  THE OFFERING

Shares offered by selling
stockholders..................   2,216,234 shares. Of these shares, 220,000
                                 shares represent the maximum number of shares to be issued to selling stockholders upon their exercise of various Common Stock purchase warrants.

Shares offered by Finantra....   0 shares

Maximum number of shares to be
outstanding after this
offering......................   15,295,800 shares

Use of proceeds...............   Since we are not selling any of the shares
                                 being offered hereby, we will not receive any of the proceeds from this offering. However, if selling stockholders exercise Common Stock purchase warrants entitling them to purchase up to 220,000 of the shares being offered hereby, we will receive from such selling stockholders
                                 $478,750 upon their exercise of their warrants.
                                 Such proceeds will be used by us for general corporate purposes, including to fund working capital and fund acquisitions.

NASDAQ SmallCap Market
symbol........................   FANT

     The maximum number of shares of Common Stock to be outstanding after this offering is based upon there being 15,075,800 shares of Common Stock outstanding at July 27, 2000, but excludes:

     - approximately 582,907 shares of Common Stock issuable upon the conversion of 2,728,004 shares of our Series A Preferred Stock;

     - approximately 235,294 shares of Common Stock issuable upon the conversion of 500,000 shares of our Series B Preferred Stock;

     - approximately 1,475,000 shares of Common Stock issuable upon the exercise of options outstanding and reserved for issuance under our 1997 Stock Option Plan;

     - 2,176,131 shares of Common Stock issuable upon the exercise, through November 2001, at $3.25 per share, of certain warrants;

     - 500,000 shares of Common Stock issuable upon the exercise, until December 2002, at $2.50 per share, of certain other warrants;

     - 138,625 shares of Common Stock issuable upon the exercise, until December 2002, at $1.50 per share, of certain other warrants;

     - 1,566,500 shares of Common Stock issuable upon the exercise, until July 2002, at $5.75 per share, of certain other warrants;

     - 112,500 shares of Common Stock issuable upon the exercise, through June 30, 2003, at $2.125 per share, of certain other warrants;

     - 4,128 shares of Common Stock issuable upon the exercise, through January 21, 2003, at $2.48 per share, of certain other warrants;

     - 2,000 shares of Common Stock issuable upon the exercise, through January 14, 2003, at $2.50 per share, of certain other warrants;
                                        4
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     - 5,000 shares of Common Stock issuable upon the exercise, through February
       15, 2002, at $3.313 per share, of certain other warrants;

     - 5,000 shares of Common Stock issuable upon the exercise, through March 15, 2002, at $4.00 per share, of certain other warrants;

     - 5,000 shares of Common Stock issuable upon the exercise, through April 15, 2002, at $4.375 per share, of certain other warrants;

     - 7,500 shares of Common Stock issuable upon the exercise, through March 31, 2003, at $5.00 per share, of certain other warrants; and

     - 1,944,080 shares of Common Stock issuable upon the exercise, at various times through December 2004, at exercise prices ranging from approximately $1.20 per share to $3.50 per share, of certain other warrants.

                                  RISK FACTORS

     You should consider the risk factors and the impact of various events that could adversely affect our business before investing in our Common Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain consolidated financial information concerning the Company. This data is derived from, and is qualified by reference to, the audited financial statements of the Company for the years ended December 31, 1999 and 1998, and the unaudited financial statements of the Company for the three months ended March 31, 2000 and 1999, each of which, except for the consolidated condensed balance sheet at March 31, 1999, is attached hereto and should be read in conjunction herewith.

STATEMENT OF OPERATIONS DATA

                                              YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH 31,
                                             -------------------------   -----------------------------
                                                1999          1998           2000             1999
                                             -----------   -----------   ------------     ------------
Revenues...................................  $11,604,014   $ 9,734,940    $5,231,458       $1,360,178
Costs and Expenses.........................   13,494,991    10,687,232     5,643,764        1,798,815
Loss Before Income Taxes and Minority
  Interest.................................   (1,890,977)     (952,292)     (412,306)        (438,637)
Net Loss...................................   (1,880,846)     (898,081)     (412,306)        (426,837)
Net Loss Applicable to Common
  Stockholders.............................   (2,358,396)   (1,192,685)     (749,328)        (495,037)
Net Loss Per Common Share..................         (.34)         (.32)         (.06)            (.11)

BALANCE SHEET DATA

                                                               MARCH 31,      MARCH 31,
                                                                 2000           2000
                                                              -----------   -------------
                                                               (ACTUAL)     (AS ADJUSTED)
Total Assets................................................  $76,577,639    $77,056,389
Total Debt..................................................   40,580,358     40,580,358
Total Liabilities...........................................   49,801,943     49,801,943
Stockholders' Equity........................................   26,775,696     27,254,446

     The as adjusted Balance Sheet Data gives effect to the exercise by selling stockholders of warrants to purchase up to 220,000 of the shares of Common Stock being offered hereby. Upon the exercise of all of these warrants, we will receive an aggregate of $478,750. Since we are not selling any of the shares being offered hereby, we will not receive any of the proceeds from the sale of such shares.

                                  RISK FACTORS

     You should carefully consider the risk factors below in addition to the other information in this Prospectus. Each of these risk factors could adversely affect our business, financial condition and operating results, as well as adversely affect the value of an investment in our Common Stock.

WE HAVE A LIMITED OPERATING HISTORY WHICH MAKES IT DIFFICULT TO EVALUATE OUR CURRENT BUSINESS AND PROSPECTS.

     Since March 1998, our activities have consisted largely of accounts receivable financing and traditional financing business lines. Our limited operating history, therefore, makes it difficult to evaluate our current business and prospects. Due to our limited operating history, it is difficult to accurately predict our future revenues or results of operations. Moreover, our operating results may vary depending on a number of factors, many of which are outside of our control. Given our limited operating history, we cannot assure you that our operations will be profitable or economically prudent.

DEFAULTS BY OUR CUSTOMERS MAY LIMIT OUR CASH FLOW.

     As is the case for many companies in the finance business, overall financial success will be governed heavily by the level of customer defaults incurred. We believe that our credit evaluation procedures are adequate to limit our default rate to a manageable amount. We attempt to mitigate credit risks through the use of a variety of commercial credit reporting agencies when processing lease and credit applications of customers and through various forms of non-recourse financing. The failure of our customers to make scheduled payments under their finance contracts, however, could:

     - require us to make payments in connection with the recourse portion of our borrowings and

     - forfeit cash collateral pledged as security in connection with those borrowings.

     In addition, any increase in losses or in the rate of payment defaults under any finance contracts originated by us could adversely affect our ability to obtain additional funding. To protect against losses, we maintain an allowance for credit losses in connection with payments due under finance contracts held in our portfolio. While we maintain this allowance at a level which we believe is sufficient to meet inherent estimated uncollectible contract receivables based on our analysis of delinquencies, problem accounts and overall risks of probable losses associated with such contracts, we cannot assure you that the amount of this allowance will prove to be adequate and that we will not suffer higher than anticipated losses.

THE CAPITAL REQUIREMENTS OF OUR OPERATIONAL ACTIVITIES HAVE BEEN, AND CONTINUE TO BE, SIGNIFICANT.

     We are dependent on the availability of capital to finance and expand our ongoing operations and to finance our other working capital requirements. While we currently have in place arrangements with several senior lenders for long-term financing:

     - to the extent our growth requires additional capital, we are not certain that additional capital will be available to us on commercially reasonable terms or at all;

     - our inability to obtain additional capital, if needed, would adversely affect our business and could cause us to curtail our expansion; and

     - to the extent we are required to sell our equity securities to raise operating capital, the stock interests of our stockholders could be substantially diluted.

BECAUSE THE FINANCE BUSINESS INVOLVES THE PURCHASE AND CARRYING OF INSTALLMENT SALES CONTRACTS, LEASES, ACCOUNTS, MORTGAGES AND OTHER FINANCIAL INSTRUMENTS, A RELATIVELY HIGH RATIO OF DEBT TO NET WORTH IS CUSTOMARY.

     The degree to which we are leveraged could have important consequences, including:

     - our ability to obtain additional financing in the future for debt repayment, working capital, acquisition of financing instruments, receivables, expansion, general corporate purposes and other purposes may be materially impaired;
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     - a substantial portion of our cash flow from operations must be dedicated to the payment of the principal and interest on our indebtedness; and

     - we are more vulnerable to economic downturns and rises in interest rates.

     If interest rates increase, our cash flow will be adversely affected since the interest rate on our debt is expected to fluctuate with market interest rates. In such a situation, our ability to service our debt could be adversely affected. If, at any time, we are unable to generate sufficient cash to meet our obligations, we may have to renegotiate the payment terms of, or refinance, our borrowings under our financing instruments or sell assets. If we cannot successfully renegotiate the terms of our financing instruments or refinance our debt, we could be declared in default and our business and operations could be adversely affected.

OUR BUSINESS STRATEGY HAS BEEN, AND WILL CONTINUE TO BE, THE ACQUISITION OF ENTITIES WITH HISTORIC OPERATIONS.

     While we perform due diligence investigations of the businesses we acquire, we are not certain that undisclosed liabilities relating back to a period prior to our acquisition of such businesses will not surface. While we are contractually indemnified, generally, by the sellers of these businesses to the extent and for the periods set forth in the acquisition documents for liabilities arising from events occurring prior to our acquisition of such businesses, we are uncertain that such contractual indemnification obligations will be honored or that we (or our acquired businesses) will not incur excessive amounts in satisfying undisclosed liabilities. Any unanticipated expenditures by us arising out of undisclosed liabilities that are not reimbursed to us could adversely affect our financial condition.

EXTENSIVE FEDERAL AND STATE LAWS, SOME OF WHICH REQUIRE LICENSING AND QUALIFICATION, APPLY TO VARIOUS ASPECTS OF OUR BUSINESS.

     These laws regulate, among other things:

     - the maximum interest rate that we may charge customers and

     - our right to repossess and sell collateral.

     An adverse change in these laws or the adoption of new laws could adversely effect our business by limiting the interest and fee income we can generate on existing and additional finance receivables, limiting the states in which may operate or restricting our ability to realize the value of collateral securing our finance receivables. Moreover, a reduction in existing statutory maximum interest rates or the imposition of statutory maximum interest rates below those we presently charge in unregulated jurisdictions would directly impair our profitability. In addition, due to the consumer-oriented nature of the industries in which we operate and uncertainties with respect to the application of various laws and regulations in some circumstances, industry participants frequently are named as defendants in litigation involving alleged violations of federal and state consumer lending or other similar laws and regulations. An adverse change in, modification to, or clarification of any of these laws or regulations, or judicial interpretations as to whether and in what manner such laws or regulations apply to our lines of business, could result in potential liability that would adversely affect our financial condition and results of operations. As a result, our cash flow and ability to service our debt may be reduced.

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

     In addition, aspects of our business are subject to extensive federal and state regulation under:

     - the Truth-in-Lending Act;

     - the Equal Credit Opportunity Act;

     - the Home Mortgage Disclosure Act;

     - the Community Reinvestment Act;

     - the Electronic Funds Transfer Act;

     - the Real Estate Settlement Practices Act; and

     - the Fair Credit Reporting Act.

     In addition, the subsidiaries through which we conduct our home equity lending business are required to be licensed and are subject to regulation in various states as mortgage bankers, mortgage brokers, originators, sellers and servicers of mortgage loans. We are also subject to examination by federal and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing home equity loans. Our failure to comply with these statutory and regulatory requirements could adversely affect our operations and financial performance. While we believe that we have implemented procedures to comply with all statutory and regulatory requirements applicable to us, we are not certain that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance more difficult or expensive.

OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY FLUCTUATIONS IN INTEREST RATES, CHANGES IN ECONOMIC CONDITIONS, SHIFTS IN CONSUMER BEHAVIOR AND OTHER FACTORS.

     Any decline in interest rates could reduce the amount that we earn on newly originated loans and leases. In addition, a decline in interest rates could result in an increase in prepayments which could decrease the size of our loan portfolio if we are unsuccessful in originating new loans. Changes in economic conditions and shifts in consumer behavior are difficult to predict, and our financial performance cannot, generally, be insulated from these forces. We intend to continually analyze the impact of interest rate risk and will attempt to reduce its impact on our profitability. While we believe there are effective ways available for us to reduce interest rate risk, we are not certain that we will successfully reduce such risk or that our financial condition will not be adversely affected by changes in interest rates or other economic conditions.

DOWNTURNS IN ECONOMIC CONDITIONS COULD CAUSE INCREASED DELINQUENCIES AND
DEFAULTS.

     Any economic downturn could trigger:

     - higher than anticipated delinquencies;

     - defaults; and

     - losses on our loans and other finance contracts.

     If delinquencies, defaults or losses are higher than predicted or anticipated, our financial condition and operating results could be adversely affected.

HIGHER THAN ANTICIPATED CREDIT LOSSES COULD ADVERSELY AFFECT OUR PROFITABILITY.

     The non-prime consumer credit market, in which we operate, is comprised of borrowers, generally, who are deemed to be relatively high credit risks due to various factors. These factors include, among other things, the manner in which they have handled previous credit, the absence or limited extent of prior credit history and limited financial resources. Consequently, non-prime consumer loans and related finance contracts involve a higher degree of risk of default and greater servicing and collection costs. Our profitability depends upon our ability to:

     - properly evaluate the creditworthiness of our credit-impaired borrowers;

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

     - maintain adequate security for non-prime finance contracts; and

     - efficiently service and collect our portfolio of finance receivables.

     We are unable to guarantee that the credit performance of our customers will be satisfactory or that the rate of future defaults and/or losses will not exceed recent prior experience.

VARIOUS RISKS ARE INHERENT IN OUR STRATEGY OF ACQUIRING OPERATING BUSINESSES.

     This strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructures and systems and financial controls. Unforeseen expenses, difficulties, complications and delays frequently encountered in connection with the expansion of operations could, however, inhibit our growth. In addition, we may be unable to maintain our growth or anticipate all of the changing demands that expanding operations will impose on our management personnel, operational and management information systems and financial systems. We also may not be able to identify, acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into ours without substantial costs, delays or other operational or financial difficulties. Our failure to effectively integrate acquired businesses could adversely affect our business, financial condition and results of operations.

OUR INABILITY TO CONSUMMATE SECURITIZATIONS OF OUR FINANCIAL INSTRUMENTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     One of our long-range objectives is to sell a significant portion of the financial instruments that we acquire and originate through the issuance of securities backed by such financial instruments in securitization transactions or through other structured finance products. In a securitization transaction, generally, we will sell and transfer a pool of financial instruments to one or more wholly-owned, special purpose subsidiaries. The special purpose subsidiary, either directly or through a trust, will issue beneficial interests in the financial instruments in the form of senior and subordinated securities and sell such securities through public offerings and private placement transactions. Several factors will affect our ability to complete securitizations, including:

     - conditions in the securities markets, generally;

     - conditions in the asset-backed securities markets;

     - the credit quality and performance of our financial instruments;

     - the compliance of our financial instruments with the eligibility requirements established in connection with the securitizations;

     - our ability to obtain third-party credit enhancement;

     - our ability to service adequately our financial instruments; and

     - the absence of any material downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

     Any substantial reduction in the availability of the securitization market for our financial instruments or any adverse change in the terms of such securitizations could adversely affect our business, financial condition and results of operations.

OUR SUCCESS IS LARGELY DEPENDENT ON THE SERVICES OF OUR MANAGEMENT AND KEY EMPLOYEES.

     The loss of the services of our management or key personnel, or our inability to attract and retain, if necessary, additional skilled personnel for our activities, could adversely affect our business and prospects. We are uncertain that, if necessary, we will be able to hire or retain additional qualified personnel. In addition, we do not currently maintain, nor in the foreseeable future do we anticipate maintaining, other than with respect to Robert D. Press, our Chairman of the Board, key-man life insurance covering the lives of our significant employees.

THE FINANCING BUSINESS, AND PARTICULARLY THE CONSUMER FINANCING BUSINESS, IS HIGHLY FRAGMENTED AND COMPETITIVE.

     We compete, and in the future will compete, for customers with a number of national, regional and local finance and factoring companies, including those which, like us, specialize in particular segments of the overall market. In addition, our competitors include, and will include:

     - those equipment manufacturers who finance the sale or lease of their products themselves;

     - other traditional types of financial services companies, such as commercial banks and savings and loan associations; and

     - conventional leasing and factoring companies.

     Many of these competitors and potential competitors possess substantially greater financial, marketing and human and operational resources than we do. In addition, our future profitability will be directly related to our ability to access capital funding and to obtain favorable funding rates as compared to the capital and costs of capital available to our competitors. Accordingly, we are not certain that we can compete successfully in our targeted markets.

WE DO NOT PAY DIVIDENDS.

     We have not paid, and do not intend to pay, any dividends on our Common Stock in the foreseeable future. In addition, to the extent excess earnings from operations are generated, the holders of certain of our Preferred Stock are entitled to receive cumulative dividends, quarterly, payable out of funds legally available therefor. We currently intend to reinvest any remaining excess earnings in the development and expansion of our business.

CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CHARTER MAY MAKE A TAKEOVER OF US DIFFICULT EVEN IF SUCH TAKEOVER COULD BE BENEFICIAL TO SOME OF OUR STOCKHOLDERS.

     Delaware has enacted legislation that may deter or frustrate a takeover of us. In certain circumstances, Delaware law requires the approval of two-thirds of all of our shares eligible to vote for certain business combinations involving a stockholder owning 15% or more of our voting securities (other than stockholders currently meeting such description), excluding the voting power held by such stockholder. In addition to the potential impact on future takeover attempts and the possible perpetuation of management, the existence of such provision could have an adverse effect on the market price of our Common Stock. In addition, our Certificate of Incorporation authorizes the issuance of 15 million shares of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. To date, our Board has authorized the issuance of an aggregate of 3,231,784 shares of Series A, B and C Preferred Stock. Accordingly, our Board is empowered, without further stockholder action, to issue additional shares or series of Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of our Common Stockholders. The issuance of such Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention of issuing any additional shares or series of Preferred Stock, we cannot guarantee that we will not make such an issuance in the future.

OUR STOCK PRICE MAY BE SUBJECT TO SIGNIFICANT VOLATILITY.

     Shares of our Common Stock are traded on the NASDAQ SmallCap Market under the symbol "FANT." Stocks trading on the NASDAQ SmallCap Market generally attract a less active public market and may be subject to extreme price fluctuations. In addition, the price of our Common Stock will depend upon our historical and anticipated operating results and general market and economic conditions, some of which are beyond our control.

OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE SIGNIFICANT INFLUENCE OVER ALL MATTERS REQUIRING STOCKHOLDER APPROVAL, INCLUDING DELAYING OR PREVENTING A CHANGE IN OUR CORPORATE CONTROL.

     After this offering, our executive officers and directors and their affiliates will together control approximately 34% of our outstanding Common Stock. As a result, these stockholders, if they act together, likely will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of our executive officers and directors may differ from the interests of the other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our stockholders of an opportunity to receive a premium for their Common Stock as part of a sale or merger of our Company and might adversely affect the market price of our Common Stock.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS AND THE COSTS TO CORRECT THESE PROBLEMS MAY BE MATERIAL.

     Many computer systems and applications use two-digit date fields to identify a given year. The so-called "year 2000" or "Y2K" problem is the failure of date-sensitive computing systems and applications to properly recognize and process dates into and after the year 2000. These problems may cause incorrect processing of financial and operational information, and could result in business interruptions. We have completed the assessment, remediation, testing and validation stages of our year 2000 compliance program and we believe that all of our critical information technology systems are year 2000 compliant. We have further assessed the year 2000 compliance status of our existing software and hardware. Based on our assessment, we believe that we will not have to take any corrective actions to address year 2000 problems in these areas, and we have not developed a contingency plan to do so. While we believe that our assessment was appropriate, we are not certain that we have identified all of the potential year 2000 issues in our internal systems. Additionally, we do not currently know whether our vendors, distributors or other significant business partners will successfully achieve year 2000 compliance for their products and internal systems. If we or our vendors, distributors or significant business partners fail to identify and correct all year 2000 problems, there could be unanticipated expenses and an adverse effect on our business.

                                USE OF PROCEEDS

     Since we are not selling any of the shares being offered hereby, we will not receive any proceeds from the sale of these shares. However, 220,000 of the shares being offered by selling stockholders hereunder are first issuable upon the exercise by such selling stockholders of certain outstanding Common Stock purchase warrants. Upon the exercise of these warrants, we will receive from selling stockholders an aggregate of $478,750. These proceeds will be used by us for general corporate purposes, including to fund working capital and acquisitions.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Commencing April 14, 2000, shares of our Common Stock began being quoted and traded on the NASDAQ SmallCap Market under the symbol "FANT." Prior thereto, since January 1998, our Common Stock traded in the over-the-counter market and was quoted on the OTC Electronic Bulletin Board maintained by NASDAQ under the symbol "FANT".

     The following table sets forth the reported high and low bid quotations for our Common Stock for the periods indicated. These quotations represent prices between dealers and do not include retail mark-up, mark-down or commissions or necessarily represent actual transactions.

PERIOD                                                        HIGH     LOW
------                                                        -----   -----
1998
January 1, 1998 -- March 31, 1998...........................  $7.25   $2.75
April 1, 1998 -- June 30, 1998..............................   5.13    1.00
July 1, 1998 -- September 30, 1998..........................   2.88    1.63
October 1, 1998 -- December 31, 1998........................   3.00    2.00

1999
January 1, 1999 -- March 31, 1999...........................   3.75    2.75
April 1, 1999 -- June 30, 1999..............................   5.13    2.88
July 1, 1999 -- September 30, 1999..........................   5.00    3.25
October 1, 1999 -- December 31, 1999........................   4.00    2.00

2000
January 1, 2000 -- March 31, 2000...........................   5.00    3.06
April 1, 2000 -- June 30, 2000..............................   4.94    2.13
July 1, 2000 -- July 27, 2000...............................   2.31    1.56

     We have never declared any cash dividends with respect to shares of our Common Stock and do not anticipate that dividends will be declared in the foreseeable future. We intend that all available excess cash will be utilized to satisfy dividend obligations accruing with respect to shares of our Preferred Stock and to expand our business. Our future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant criteria.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000 on:

     - an actual basis, and

     - an as adjusted basis giving effect to the sale by selling stockholders of all 2,216,234 of the shares being offered hereby, including all 220,000 shares issuable upon the exercise of certain outstanding Common Stock purchase warrants.

                                                               MARCH 31,      MARCH 31,
                                                                 2000           2000
                                                              -----------   -------------
                                                               (ACTUAL)     (AS ADJUSTED)
Non-Current Debt............................................  $29,308,780    $29,308,780
Current Debt................................................   11,271,578     11,271,578
Stockholders' Equity
  Series A Preferred Stock, $.01 par value; 2,728,004 shares
     issued and outstanding, respectively...................       27,279         27,279
  Series B Preferred Stock, $.01 par value; 500,000 shares
     issued and outstanding, respectively...................        5,000          5,000
  Series C Preferred Stock, $.01 par value; 3,780 issued and
     outstanding, respectively..............................           38             38
  Common Stock, $.01 par value; 13,850,206 and 14,070,206
     shares issued and outstanding, respectively............      138,501        140,701
  Additional Paid-in Capital................................   33,704,732     34,181,282
  Accumulated Deficit.......................................   (7,099,854)    (7,099,854)
                                                              -----------    -----------
          Total Stockholders' Equity........................   26,775,696     27,254,446
                                                              -----------    -----------
          Total Capitalization..............................  $67,356,054    $67,834,804
                                                              ===========    ===========

     The number of outstanding shares of Common Stock in this table excludes:

     - approximately 582,907 shares of Common Stock issuable upon the conversion of 2,728,004 shares of our Series A Preferred Stock;
     - approximately 235,294 shares of Common Stock issuable upon the conversion of 500,000 shares of our Series B Preferred Stock;
     - approximately 1,475,000 shares of Common Stock issuable upon the exercise of options outstanding and reserved for issuance under our 1997 Stock Option Plan;
     - 2,176,131 shares of Common Stock issuable upon the exercise, through November 2001, at $3.25 per share, of certain warrants;
     - 500,000 shares of Common Stock issuable upon the exercise, until December 2002, at $2.50 per share, of certain other warrants;
     - 138,625 shares of Common Stock issuable upon the exercise, until December 2002, at $1.50 per share, of certain other warrants;
     - 1,566,500 shares of Common Stock issuable upon the exercise, until July 2002, at $5.75 per share, of certain other warrants;
     - 112,500 shares of Common Stock issuable upon the exercise, through June 30, 2003, at $2.125 per share, of certain other warrants;
     - 4,128 shares of Common Stock issuable upon the exercise, through January 21, 2003, at $2.48 per share, of certain other warrants;
     - 2,000 shares of Common Stock issuable upon the exercise, through January 14, 2003, at $2.50 per share, of certain other warrants;
     - 5,000 shares of Common Stock issuable upon the exercise, through February 15, 2002, at $3.313 per share, of certain other warrants;
     - 5,000 shares of Common Stock issuable upon the exercise, through March 15, 2002, at $4.00 per share, of certain other warrants;

     - 5,000 shares of Common Stock issuable upon the exercise, through April 15, 2002, at $4.375 per share, of certain other warrants;
     - 7,500 shares of Common Stock issuable upon the exercise, through March 31, 2003, at $5.00 per share, of certain other warrants; and
     - 1,944,080 shares of Common Stock issuable upon the exercise, at various times through December 2004, at exercise prices ranging from approximately $1.20 per share to $3.50 per share, of certain other warrants.

     During July 2000, we redeemed 1,890 (approximately one-half of the outstanding) shares of our Series C Preferred Stock for an aggregate redemption price of $2,362,500 (125% of the aggregate stated value for such shares). Concurrently therewith, we agreed to redeem the remaining shares of our Series C Preferred Stock from the holders thereof on or before October 15, 2000 for an aggregate redemption price equal to 130% of the aggregate stated value for such shares. If we fail to redeem all outstanding shares of our Series C Preferred Stock by October 15, 2000, the Common Stock conversion rate applicable to such shares of Series C Preferred Stock shall automatically adjust, generally, to the lesser of $3.28 and the product of (i) 70% multiplied by (ii) the closing price on the NASDAQ SmallCap Market (or the exchange upon which our shares may then be trading) on the trading day immediately preceding the date that conversion is requested.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     Our selected historical consolidated financial information set forth below should be read in conjunction with our audited financial statements and notes thereto for the years ended December 31, 1999 and 1998, and our unaudited financial statements and notes thereto for the three months ended March 31, 2000 and 1999, each of which, except for our consolidated balance sheet at March 31, 1999, is contained elsewhere in this Prospectus.

STATEMENT OF OPERATIONS DATA

                                              YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH 31,
                                             -------------------------   -----------------------------
                                                1999          1998           2000             1999
                                             -----------   -----------   ------------     ------------
Revenues...................................  $11,604,014   $ 9,734,940    $5,231,458       $1,360,178
Costs and Expenses.........................   13,494,991    10,687,232     5,643,764        1,798,815
Loss Before Income Taxes and Minority
  Interest.................................   (1,890,977)     (952,292)     (412,306)        (438,637)
Net Loss...................................   (1,880,846)     (898,081)     (412,306)        (426,837)
Net Loss Applicable to Common
  Stockholders.............................   (2,358,396)   (1,192,685)     (749,328)        (495,037)
Net Loss Per Common Share..................         (.34)         (.32)         (.06)            (.11)

BALANCE SHEET DATA

                                                              DECEMBER 31,      MARCH
                                                                  1999        31, 2000
                                                              ------------   -----------
Total Assets................................................  $66,535,520    $76,577,639
Total Debt..................................................   38,153,338     40,580,358
Total Liabilities...........................................   47,372,402     49,801,943
Stockholders' Equity........................................   19,163,118     26,775,696

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with our audited and unaudited financial statements and the related notes included in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including the risks discussed in "Risk Factors" and elsewhere in this Prospectus.

GENERAL

     We are a diversified, multi-faceted specialty finance company principally engaged in lending activities related to accounts receivable factoring, equipment leasing, mortgage banking, consumer finance and other types of specialty financing. We also provide accounting and collections services to other entities. Our business is conducted, generally, through two principal operating arms -- our commercial asset business finance group, and our consumer finance group. Our commercial asset business finance group, operating under the umbrella of our Ameri-Cap Business Finance Group, Inc. holding company subsidiary, specializes, principally, in accounts receivable factoring and equipment leasing. Our consumer finance group, operating under the umbrella of the our Ameri-Cap Consumer Finance Group, Inc. holding company subsidiary, specializes, principally, in mortgage banking and other retail specialty financing lines.

     Our emergence into the consumer specialty finance industry was solidified by our acquisition, our largest to date, through our Travelers Acquisition Co. subsidiary ("TAC"), of Travelers, as of September 30, 1999. Travelers is a California-based specialty consumer finance company which, for the past 25 years, has been engaged, generally, in the acquisition, management, servicing and collection of individual consumer contracts. Travelers operates under the Company's Ameri-Cap Consumer Finance Group, Inc. umbrella.

     In addition to our commercial asset finance and consumer finance arms, we have also established an Internet financial services company subsidiary, Finantra Internet Services.com, Inc., as a platform for the distribution of financial products and services, in particular, residential mortgages, through the Internet.

     Since the consummation, during January 1998, of our initial public offering, our operations have focused primarily on growing an operation base and establishing a market presence in each of the aforementioned business segments. Our primary strategy for achieving our necessary growth and market presence has been, among other things, to pursue acquisitions of existing enterprises which, in our opinion, have management experience and earnings potential and long-term growth possibilities, and obtaining institutional lines of credit for each business line. Having established operations in each of our commercial assets business finance and consumer finance arms, our current principal strategy for making operations more profitable is to bundle (or combine and package) financial products and services. We believe that by bundling products and services, we will be positioned to more effectively compete since, as the volume of the transactions we handle increases, the more likely we will have access to less costly leasing, factoring, mortgage banking and retail consumer financing lines.

     In an effort to further solidify our emergence into the retail specialty finance industry, during January 2000, we entered into a Consumer Finance Contracts Program with Gateway Companies, Inc. Pursuant to this Program, among other things, Gateway has agreed to assign to us Gateway customer contracts for computers, software, accessories, certain warranties and other related goods and services sold by Gateway or any of its vendors in the ordinary course of their business to consumers for individual, family, personal or household use, and we have agreed to accept such assignments of contracts and finance loans to Gateway's customers to pay Gateway for the goods being purchased under the contracts. In general, we have agreed to pay Gateway for contracts for goods assigned under the Program by Gateway to us a purchase price per contract equal to the total principal amount to be financed by us under such contract less a negotiated discount. Pursuant to the Program, Gateway has agreed to make commercially reasonable efforts to assign to us, and we have agreed to make commercially reasonable efforts to accept assignments of contracts, of not less than a fixed amount per month.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 2000 Compared to Three Months Ended March 31,
  1999

     For the three months ended March 31, 2000 ("First Quarter 2000"), we generated revenues of $5,231,458, an increase of $3,871,280, or approximately 285%, from revenues of $1,360,178 for the three months ended March 31, 1999 ("First Quarter 1999"). This significant increase in revenues was primarily the result of our acquisition, subsequent to First Quarter 1999, of Travelers, and the full scale implementation, in accordance with our business plan, subsequent to First Quarter 1999, of our consumer retail loan (Travelers), mortgage banking and accounts receivable factoring operations. During First Quarter 1999, our revenue generating operations were essentially limited to accounts receivable factoring operations.

     During First Quarter 2000, we recorded approximately $1.1 million from the gains on the sales of mortgage loans and related broker fees. In addition, during First Quarter 2000, we recorded approximately $2.1 million of finance interest attributable directly to Travelers' operations. Moreover, during First Quarter 2000, we, through Travelers, recorded approximately $655,000 of servicing income and an additional $309,000 from the gain on the sale of the consumer installment contracts sold by us in our first securitization. We did not securitize any of our finance contracts during First Quarter 1999.

     During First Quarter 2000, we incurred an increase of $3,844,949, or approximately 214%, in total operating expenses over First Quarter 1999 figures. This increase was primarily the result of our acquisition, subsequent to First Quarter 1999, of Travelers, and the full-scale implementation, in accordance with our business plan, subsequent to First Quarter 1999, of our consumer retail loan (Travelers), mortgage banking and accounts receivable factoring operations. During First Quarter 1999, our operations were essentially limited to accounts receivables factoring operations.

     As a consequence of our expansion, and, primarily, our acquisition of Travelers, during First Quarter 2000, we incurred approximately $1.0 million of additional interest expense as compared to First Quarter 1999 interest expense. This increase was directly related to borrowings required under our interest-bearing credit facilities to finance consumer retail loans originated by Travelers. In addition, as a result of our growth and expansion (again, primarily relating to our acquisition of Travelers), we incurred approximately $2.9 million of additional compensation and general overhead expenses during First Quarter 2000 as compared to First Quarter 1999.

     As a consequence of the foregoing, we recorded a net loss of $412,306 for First Quarter 2000, as compared to a net loss $426,837 for First Quarter 1999. When combined, however, with the provisions for dividends with respect to shares of our Series A and Series C Preferred Stock, we incurred a net loss applicable to common stockholders for First Quarter 2000 of $749,328, or approximately $0.06 per share, as compared to a net loss applicable to common stockholders for First Quarter 1999 of $495,037, or approximately $0.11 per share. No shares of Series C Preferred Stock were outstanding during First Quarter 1999.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     For the year ended December 31, 1999 ("Fiscal 1999"), we generated revenues of $11,604,014, an increase of $1,869,074, or approximately 19%, from revenues of $9,734,940 for the year ended December 31, 1998 ("Fiscal 1998"). This increase in revenues was primarily the result of our full-scale initiation, during Fiscal 1999, and the resulting approximately $2.7 million increase in broker fees and gains on sales of mortgage loans, of our mortgage banking operations. In addition, for Fiscal 1999, we recorded an approximate $2.5 million increase in finance income attributable to three months of Travelers' operations, and an approximate $600,000 increase in each of factoring, servicing and consulting revenues. During Fiscal 1998, we had not yet fully commenced our mortgage banking operations or owned Travelers. These increases in mortgage banking, finance, factoring, servicing and consulting revenues effectively offset an approximate $3 million decrease from Fiscal 1998 results in revenues generated from our equipment leasing and other financial services operations. These decreases are attributable, principally, to the shift in emphasis in our business during Fiscal 1999, and the restructuring of our equipment leasing operations into our factoring operations and our downsizing the amount of business, and consequently, revenues, generated from providing back office accounting operations to unaffiliated entities.

     During Fiscal 1999, we incurred an increase of $2,807,759, or approximately 26%, in total operating costs and expenses over Fiscal 1998 figures. This increase was principally the result of our expansion and full-scale initiation, and the costs attendant thereto, during Fiscal 1999, of our overall business plan and, in particular, our accounts receivable factoring, mortgage banking and retail consumer finance (Travelers) operations. As a consequence thereof, we incurred an approximate $1 million increase during Fiscal 1999 in interest and other expenses incurred as a result of our significantly greater utilization of our credit facilities to generate factoring, financing and mortgage banking revenues. These increases in expenses more than offset the approximate $624,000 decrease in the provision for credit losses recorded for Fiscal 1999 as compared to Fiscal 1998. The decrease in the provision for credit losses is due to the change in the composition of the finance receivables during Fiscal 1999, including our receipt of additional collateral for certain individually significant receivables.

     As a consequence of the foregoing, we recorded a net loss of $1,880,846 for Fiscal 1999, as compared to a net loss of $898,081 for Fiscal 1998. When combined with the provision for dividends with respect to shares of our Series A and Series C Preferred Stock, we incurred a net loss applicable to common stockholders for Fiscal 1999 of $2,358,396, or approximately $0.34 per share, as compared to a net loss applicable to common stockholders for Fiscal 1998 of $1,192,685, or approximately $0.32 per share.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2000, we had total assets of $76,577,639, as compared to total assets of $66,535,520 at December 31, 1999. This increase in total assets is primarily the result of (i) the increased number of consumer retail loans, equipment leases, factored accounts receivable, loans held for resale and related financial instruments originated or underwritten by us during First Quarter 2000, (ii) the receipt by us of approximately $7.1 million in proceeds from our issuance, in privately negotiated transactions (at differing per share purchase prices) with 16 accredited investors, of 2,828,545 shares of Common Stock and (iii) our receipt of $6 million in the form of two short-term notes from the purchasers of $6.6 million of consumer finance contracts securitized and sold by us during First Quarter 2000. The $11,496,617 of goodwill, net, recorded on our balance sheet at March 31, 2000 represents the premium over the fair value of net assets acquired by us in connection with our acquisitions of our operating divisions. We anticipate that the future earnings of the acquired companies will offset the amortization associated with the recording of this goodwill.

     At March 31, 2000, we had total liabilities of $49,801,943, as compared to total liabilities of $47,372,402 at December 31, 1999. This slight increase in total liabilities was primarily the result of increased borrowings under our lines of credit necessitated as a result of our increased business activities, primarily in the consumer loan (Travelers) area. Due to the increased amount of consumer loan business originated by us during First Quarter 2000, we were also required to record an additional approximate $1.2 million in client reserves at March 31, 2000, as compared to the amount of client reserves at December 31, 1999.

     At March 31, 2000, we had total stockholders' equity of $26,775,696, as compared to total stockholders' equity of $19,163,118 at December 31, 1999. This increase in stockholders' equity is attributable directly to our issuance, during First Quarter 2000, of 2,828,545 shares of Common Stock to individual investors in consideration for approximately $7.1 million in proceeds, net of the net loss incurred.

     In addition, subsequent to the end of First Quarter 2000, we issued and sold, in separate, privately negotiated transactions (at differing per share purchase prices), to approximately 10 accredited investors, an aggregate of 577,000 shares of Common Stock in consideration for an aggregate of approximately $2.025 million.

     We anticipate, based on current proposed plans and assumptions relating to our operations and expansion, that we will be able to satisfy our currently contemplated cash requirements for approximately the next 12 months from working capital, cash flow and our interest-bearing credit facilities. In the event that our plans change or our assumptions prove to be inaccurate, or working capital, cash flow and availability under existing credit facilities prove to be insufficient to fund our operations and expansion (due to unanticipated expenses, delays, problems or otherwise), we would be required to seek additional funding. Depending upon our financial strength and the state of the capital markets, we may also determine that it is advisable to raise additional equity capital. We have no current arrangements with respect to, or sources of, any additional capital, and we are not certain that such additional capital will be available to us, if needed, on commercial reasonable terms, or at all. Our inability to obtain additional capital would adversely affect us and could cause us to be unable to implement our business strategy or proposed expansion or to otherwise significantly curtail or cease operations.

YEAR 2000 COMPLIANCE

     The inability of business processes to continue to function correctly after the beginning of the Year 2000 could have serious adverse effects on companies and entities throughout the world. In order to insulate ourselves from suffering any such adverse effects after January 1, 2000, during Fiscal 1999, we purchased new software and hardware systems for ourselves and our subsidiaries. These new systems all carry manufacturers' representations and warranties concerning Year 2000 compliance. To date, all of these systems have functioned properly and we have not been adversely impacted by any Year 2000 computer problems. We are not certain, however, that our software and hardware systems will not fail in the future. In such event, we will be forced to expend such amounts of our working capital as may be necessary to correct our software and hardware systems and implement contingency plans.

                                    BUSINESS

GENERAL

     We are a diversified, multi-faceted specialty finance company principally engaged in lending activities related to accounts receivable factoring, equipment leasing, mortgage banking, consumer finance and other types of specialty financing. We also provide accounting and collections services to other entities.

     Our business is operated principally through two wholly-owned holding company subsidiaries, Ameri-Cap Business Finance Group, Inc. and Ameri-Cap Consumer Finance Group, Inc. Ameri-Cap Business Finance Group, Inc., which spearheads our business finance operations, specializes, principally, in accounts receivable factoring and equipment leasing. Ameri-Cap Consumer Finance Group, Inc., which spearheads our consumer finance operations, specializes, principally, in mortgage banking, consumer finance and other types of specialty financing. In addition, we have formed Finantra Internet Services.com, Inc. as a platform for the distribution of financial products and services, in particular, residential mortgages, through the Internet.

     Since the consummation of our IPO during January 1998, our operations have focused primarily on growing an operation base and establishing a market presence in each of the aforementioned businesses. Our primary strategy for achieving our necessary growth and market presence has been, among other things, to pursue acquisitions of existing enterprises which, in our opinion, have management experience, earnings potential and long-term growth possibilities, and obtaining institutional lines of credit for each financing business line.

     Effective September 30, 1999, we, through our TAC subsidiary, consummated our largest acquisition to date, Travelers, a California-based provider of specialty consumer financing. Travelers has been engaged for over 25 years in the acquisition, management, servicing and collection of individual consumer contracts. At the time of its acquisition, Travelers had an established loan portfolio of approximately $36 million in gross consumer receivables. Travelers operates under the Company's Ameri-Cap Finance Group, Inc. subsidiary.

     While we have only a limited operating history in the accounts receivable factoring and traditional financing business lines, we have more seasoned experience in the equipment leasing business.

     We were incorporated under the laws of the State of Delaware on May 2, 1990. In August 1998, we changed our name to Finantra Capital, Inc. Our principal executive offices are located at 150 South Pine Island Road, Suite 500, Plantation, Florida 33324, and our telephone number is (954) 577-9225.

AMERI-CAP BUSINESS FINANCE GROUP OPERATIONS

  Factoring Operations

     Our factoring operations are conducted through our Ameri-Cap Factors Group, Inc. subsidiary. Ameri-Cap Factors' business consolidates the operations of our Ameri-Cap Commercial Asset Finance Group, Inc., American Factors Group, Inc. and Ameri-Cap Retail Factors, Inc. subsidiaries, and focuses on the discounted purchase of approved accounts receivable. These receivables are limited, principally, to credit insured and other relatively low-risk accounts receivables. Ameri-Cap Factors recently has expanded operations to include traditional factoring, i.e., providing small-to-medium sized companies with capital through the discounted purchase of their accounts receivable.

     Ameri-Cap Factors' business consists, generally, of Ameri-Cap Factors entering into an accounts receivable factoring and security agreement with a client which obligates the client to sell to Ameri-Cap Factors a minimum amount of accounts receivable each month (or a minimum amount of receivables during the term of the agreement), usually has a term of not less than one year, and is automatically renewable. When making an advance collateralized by inventory, equipment, real estate or other assets, Ameri-Cap Factors enters into such additional agreements with the client, and, if appropriate, third parties, as Ameri-Cap Factors deems necessary or desirable based on the type of collateral securing the advance. Ameri-Cap Factors purchases accounts receivable from its clients at a discount from face value and usually requires the client's customers to make payment on the receivables directly to Ameri-Cap Factors. Ameri-Cap Factors also takes a lien on all accounts receivable of the client and, whenever available, blanket liens on all of the client's other assets (some or all of which liens may be subordinate to other liens) to secure the client's obligations. When making an advance, Ameri-Cap Factors generally takes a first lien on the specific collateral securing the advance. Ameri-Cap Factors almost always requires personal guaranties (either unlimited or limited to the validity and collectibility of purchased accounts receivable) from each client's principals. Although Ameri-Cap Factors obtains, when available, credit insurance underwritten by credible insurance companies, and as much collateral as possible, there can be no assurance that the collateral obtained will be sufficient to protect Ameri-Cap Factors against loss.

     For purposes of providing Ameri-Cap Factors with the capital necessary to finance its factoring operations, we, through our American Factors Group, Inc. subsidiary, entered into a $4 million factoring facility with FINOVA Capital Corporation. Advances under the factoring facility are secured by the pledge to FINOVA of all of American Factors Group, Inc.'s receivables, all other Ameri-Cap Factors' receivables acquired with advances under the Factoring Facility and our guaranty.

  Leasing Operations

     Our equipment leasing operations, i.e., the business of acquiring, originating, selling and servicing equipment leases, are conducted through our Ameri-Cap Leasing Corp. subsidiary ("Ameri-Cap Leasing"). The equipment leased by Ameri-Cap Leasing generally has a purchase price of less than $250,000. As such, Ameri-Cap Leasing's leases are commonly referred to as "small ticket leases." Ameri-Cap Leasing currently funds the acquisition or origination of its leases from its working capital. Ameri-Cap Leasing has established strategic alliances with a network of independent leasing companies, lease brokers and equipment vendors, each of which acts as a source from which Ameri-Cap Leasing obtains access to equipment leases. Ameri-Cap Leasing customizes lease financing products to meet the specific equipment financing needs of its sources.

     We believe that the small ticket segment of the equipment leasing business is a rapidly growing industry due, in part, to (i) the consolidation of the banking industry, which has eliminated many of the smaller community banks that traditionally provided equipment financing for small to mid-size businesses, forcing these businesses to seek alternative financing rather than deal with the approval process of large commercial banks; (ii) stricter lending requirements of commercial banks; (iii) a trend toward instant approvals at the point of sale made possible by improved technology; (iv) the decline in the price of computer hardware and software and increasing demand therefor; and (v) the adoption of accounting pronouncements concerning the accounting treatment of transactions with captive finance company subsidiaries, which has caused a number of manufacturers to eliminate their finance companies, resulting in an increased demand for independent financing.

     Substantially all equipment leases acquired or originated by Ameri-Cap Leasing are non-cancelable. During the term of the lease, Ameri-Cap Leasing generally receives scheduled payments sufficient, in the aggregate, to cover Ameri-Cap Leasing's borrowing costs and the costs of the underlying equipment, and to provide Ameri-Cap Leasing with an appropriate profit margin. The initial non-cancelable term of the lease is equal to or less than the equipment's estimated economic life and a small portion of Ameri-Cap Leasing's leases provide Ameri-Cap Leasing with additional revenues based on the residual value of the equipment financed at the end of the initial term of the lease. Initial terms of the leases in the Ameri-Cap Leasing's portfolio generally range from 12 to 60 months.

AMERI-CAP CONSUMER FINANCE GROUP OPERATIONS

  Retail Specialty Finance Operations

     Our emergence into the retail specialty finance industry was solidified by our acquisition, through TAC, of Travelers during late 1999. Travelers conducts business, principally, through four operating subsidiaries, Travelers Acceptance Corporation, Travelers Leasing Corporation, Trace Credit Service and Traveler's Data Services. Travelers Acceptance, generally, purchases, services and collects installment consumer contracts from originators. Travelers Acceptance currently services approximately 200 organizations, with a total portfolio value of approximately $40 million in consumer promissory notes, comprising over 21,000 individual accounts. Travelers Leasing, generally, provides niche based leasing solutions to a variety of businesses. Trace Credit, generally, provides debt collection services to third-party clients. Trace Credit currently serves approximately 100 clients and has in its portfolio approximately $50 million in recoverable and collectible non-performing receivables. Travelers Data, generally, provides for the billing and servicing of individual consumer accounts for third-party clients. Travelers Data currently services approximately $80 million of consumer promissory notes.

     We believe that Travelers' resources have been historically underutilized and that, with the implementation of certain marketing and operating strategies, Travelers' financial performance could be increased materially. We further believe that acquisition of Travelers will result in numerous marketing and operating synergies that will result, on a consolidated basis, in revenue and earnings increases for us. Our management believes that the acquisition of Travelers should be accretive as a result of both cost savings and revenue expansion. We intend to effect initial Travelers' cost reductions by combining Travelers' three existing offices into one location and by updating Travelers' information systems and transitioning it to an Internet access portal. In addition, we anticipate that we can eliminate approximately $1 million annually from Travelers' operating expenses as a direct result of the elimination of certain salary and consulting fees historically paid to certain of Travelers' former stockholders. Our management further anticipates that Travelers' revenues should be enhanced as a result of cross-selling and marketing efforts between Travelers and our other operating divisions.

     In order to provide Travelers with the capital necessary to fund its operations, we have entered into a separate $32.5 million credit facility with FINOVA (the "Travelers/FINOVA Facility"). The Travelers/ FINOVA Facility has a five year term and bears interest at the rate which, from time to time, is 2% above FINOVA's stated prime rate. Advances under the Travelers/FINOVA Facility are limited, generally, to an amount not to exceed 80% of Travelers' eligible receivables and inventory. Obligations thereunder have been secured by Travelers' grant of a first lien on, and security interest in, all of Travelers' assets and a pledge, on a subordinated basis, of all of the capital stock of Travelers. At the closing of our acquisition of Travelers, approximately $15 million of advances under the Travelers/FINOVA Facility were applied to satisfy indebtedness then owing to Travelers' senior lenders. Each of TAC and us has guaranteed all obligations and liabilities under the Travelers/FINOVA Facility.

     In an effort to further solidify our emergence into the retail specialty finance industry, we, through our Travelers Acceptance and T.A.C. Technology Finance Corp. subsidiaries, during January 2000, entered into the Consumer Finance Contracts Program with Gateway. Pursuant to the Program, among other things, Gateway has agreed to assign to us Gateway customer contracts for goods, and we have agreed to accept such assignments of contracts and finance loans to Gateway's customers to pay Gateway for the goods being purchased under the contracts. In general, we have agreed to pay Gateway for contracts for goods assigned under the Program by Gateway to us at a purchase price per contract equal to the total principal amount to be financed by us under such contract less a negotiated discount. Pursuant to the Program, Gateway has agreed to make commercially reasonable efforts to assign to us, and we have agreed to make commercially reasonable efforts to accept assignments of contracts, of not less than a fixed amount per month.

     Pursuant to the Program, Gateway shall offer to us all contracts for goods involving Gateway customers who satisfy a certain credit profile, subject, however, to existing financing programs of Gateway and other limitations and guidelines that Gateway has instituted. We, in our sole discretion, shall make all credit decisions as to those contracts we agree to accept and fund. We shall accept an assignment of a contract approved for funding in accordance with the our credit procedures and the obligation to accept the assignment from Gateway of such contract shall be in our sole discretion. The Program has a limited term during which time we have agreed, in general, not to acquire consumer finance contracts from any other manufacturer of personal computers other than Gateway. Certain exceptions to this prohibition do apply, however. Similarly, Gateway has agreed that during the term of the Program, Gateway will not offer consumer finance programs involving consumer finance contracts on substantially the same terms and conditions and involving substantially the same credit profile to other finance companies, provided that Gateway credit financing programs existing at the effective date of the Program will not be limited or otherwise affected by the Program.

     We have has further agreed that we shall service, process, administer and collect all amounts due under assigned contracts with reasonable care, consistent with accepted servicing practices of prudent lending institutions, at our own expense and without reimbursement from Gateway. We shall be responsible for mailing monthly periodic statements to customers whose contracts have been assigned to, and financed by, us, and collecting all amounts due on such contracts. Pursuant to the Program, Gateway shall be responsible for any marketing or advertising of the goods and of the Program. We have guaranteed all obligations under the Program.

  Mortgage Banking Operations

     Our mortgage banking operations are conducted through our Ameri-Cap Mortgage Group, Inc. subsidiary. Ameri-Cap Mortgage's business consolidates its operations with the operations of our Ameri-Cap Mortgage Lending Corp. and Ameri-Cap Mortgage Services, Inc. subsidiaries.

     Ameri-Cap Mortgage is a licensed mortgage lender engaged in both residential and commercial lending. Ameri-Cap Mortgage's operations focus primarily on conforming and non-conforming loans, sub-prime credits, home improvement loans, sales finance contracts and debt consolidations.

     In order to provide Ameri-Cap Mortgage with the financial capacity to originate its mortgage loans, we have obtained a $10 million warehouse line of credit from Suntrust Bank and a $5 million warehouse line of credit from Republic Bank. We anticipate that these warehouse lines will be utilized to fund residential and commercial mortgages.

  Internet and E-Commerce Operations

     During the fourth quarter of Fiscal 1999 and continuing through the first quarter of Fiscal 2000, we expended considerable efforts and capital in developing and marketing our e-commerce enablement operations and creating Internet portals. In this regard, we, for nominal consideration, acquired an approximate 49.5% interest in FunU.com, an unaffiliated entity engaged in the development of Internet portals primarily targeted to major university students. In addition, we, in conjunction with our acquisition of Travelers and our entering into the Consumer Finance Contracts Program with Gateway, have continued our development of our on-line, instantaneous credit approval and loan processing capabilities.

EMPLOYEES

     We currently employ, on a consolidated basis, approximately 157 full-time employees. Approximately 11 of these employees are officers, approximately 30 are administrative staff, approximately 34 are sales and marketing personnel and approximately 82 are support staff. None of our employees are represented by a union or subject to any collective bargaining agreements. We believe that our workforce is adequate to meet our reasonably foreseeable requirements and that our relationship with employees is good.

DESCRIPTION OF PROPERTIES

     We currently own no real property and conduct our business from facilities leased to us by unaffiliated third parties in Plantation, Boca Raton and Lake Worth, Florida, Carlsbad, California and Bainbridge Township, Ohio. Our principal place of business is located in Plantation, Florida. Pursuant to our lease for the Plantation property, which has an initial term expiring in 2004, we rent approximately 9,800 square feet of office space in consideration for annual rents currently set at approximately $16,750 per year, gradually escalating over the lease term to approximately $18,850 during the last year of the initial lease term. We are also obligated to pay the landlord for these premises our proportionate share of all operating costs, expenses and taxes. We believe these premises are well maintained and adequate to meet our needs for the foreseeable future.

     Our subsidiaries do not own any real property and conduct their respective businesses from facilities leased to them, at market rates, by unaffiliated persons. We believe that such leased facilities are adequate for our subsidiaries' reasonably foreseeable operations.

     The following table highlights the monthly rent payable by us for our other leased facilities and the amount of space rented:

LOCATION                                                      MONTHLY RENT   SQUARE FOOTAGE RENTED
--------                                                      ------------   ---------------------
Boca Raton, Florida.........................................    $ 5,225              2,200
Lake Worth, Florida.........................................      5,256              3,500
Carlsbad, California........................................     30,518             19,438
Bainbridge Township, Ohio...................................      2,700              2,400

                            MANAGEMENT AND DIRECTORS

     Our directors and executive officers are as follows:

NAME                                              AGE   POSITION(S) WITH US
----                                              ---   -------------------
Robert D. Press.................................  36    Chairman of the Board and Chief
                                                          Executive Officer
Charles Litt....................................  56    President and Director
Maynard J. Hellman..............................  55    General Counsel and Director
Arthur J. Press.................................  71    Director
Evaldo F. Dupuy.................................  55    Director
Thomas W. Dwyer.................................  40    Director
Alyce B. Schreiber..............................  36    Executive Vice President,
                                                          Secretary and Director
Steve Beitler...................................  43    Director
Vern E. Landeck.................................  42    Chief Financial Officer

     Robert D. Press has served as our Chairman of the Board since August 1997 and as our Chief Executive Officer and a Director since our inception in September 1993. From September 1993 through May 1999, Mr. Press also served as our President. Mr. Press devotes all of his business time and efforts to our affairs. From June 1990 to August 1993, Mr. Press served as President of Premier Lease Concepts, Inc., our predecessor. In addition, from 1989 to 1997, Mr. Press served as President of Performance Capital Management, Inc., a holding company controlled in part by Mr. Press, which had interests in brokerage and investment management, and since October 1992, as President of Medley Group, Inc., a principal stockholder of ours. Mr. Press also served, from 1991 to July 1997, as a licensed registered representative of PCM Securities Limited, L.P., an NASD registered broker-dealer. Mr. Press holds a B.A. degree in Economics from Brandeis University. From 1984 to 1986, Mr. Press worked as a full-time trading systems consultant to several major Wall Street firms, including The Longview Group. In 1986, Mr. Press joined Chemical Bank, N.A. ("Chemical Bank") as an internal consultant in trading and capital markets, and later in 1986, Mr. Press joined in the formation of Chemical Bank's Interest Rate Arbitrage trading group, of which Mr. Press became the principal trader responsible for the global trading and investment decisions of a multi-billion dollar portfolio. Mr. Press holds Series 7 and 63 professional securities licenses. Mr. Press is the son of Arthur J. Press, a Director of the Company.

     Charles Litt has served as our President and a Director since May 1999. From 1996 to May 1999, Mr. Litt served as Vice President and General Counsel for First Sierra Financial, Inc. ("First Sierra"), a publicly held specialty finance company. Mr. Litt's responsibilities at First Sierra included the negotiation of vendor program agreements and the structuring of major leasing and finance transactions. From 1993 to 1996, Mr. Litt served as President of Kinnard Capital Corporation, a subsidiary of Kinnard Investments, a Minneapolis based investment company with broker dealer and financial focused subsidiaries. Prior to 1993, Mr. Litt served in various positions for Banc One Leasing Corporation.

     Maynard J. Hellman has served a Director since January 1997 and as our General Counsel since January 1999. From January 1988 to December 1998, Mr. Hellman served as managing partner of the Coral Gables, Florida based law firm of Hellman & Mass. From 1983 until 1988, Mr. Hellman was engaged in the private practice of law and prior thereto, Mr. Hellman served as a partner in the Miami, Florida law firm of Gilbert, Silverstein and Hellman. Mr. Hellman holds a J.D. degree from the University of Miami School of Law and a B.B.A degree in Accounting from the University of Miami School of Business Administration.

     Arthur J. Press has served as a Director since January 1998. Prior to his retirement in 1987, Mr. Press served as the Vice President of Commercial Lending for Chemical Bank. Mr. Press is the father of Robert D. Press, our Chairman of the Board and Chief Executive Officer.

     Evaldo F. Dupuy has served as a Director since July 1998. Since 1989, Mr. Dupuy has served as a principal of Coast Partners Securities, Inc., a boutique investment banking firm specializing in asset backed and debt related facilities for its clients. Mr. Dupuy is a member of the Florida Premium Finance Association,

Florida Automobile Dealers Association, Florida Mortgage Brokers Association and the Asset Based Lender Association.

     Thomas W. Dwyer has served as a Director since March 1999. Since 1994, Mr. Dwyer has served as Vice President of Fuji Capital Markets Corp., a derivatives trading house owned by Fuji Bank Tokyo. In addition, since 1998, Mr. Dwyer has served as a director of Securities Arbitrage Consulting Group, a Chicago based risk software company.

     Alyce B. Schreiber has served as a Director and our Executive Vice President since March 1999 and as our Secretary since November 1995. From November to February 1999, Ms. Schreiber also served as our Vice President. From June 1995 to October 1995, Ms. Schreiber served as director of Club Operations for The Jockey Club, a Miami, Florida resort. From December 1994 to May 1995, Ms. Schreiber worked in the business development department of Sky Scientific, Inc., a publicly held entity with subsidiaries in natural resources. From September 1991 to September 1994, Ms. Schreiber served as our Vice President and Secretary. Prior thereto, Ms. Schreiber served as a tax specialist for Laventhol and Horwath, a certified public accounting firm. Ms. Schreiber holds a J.D. degree from Cardozo School of Law and a B.B.A. degree in Accounting from the Boston University School of Management.

     Steve Beitler, age 43, has served as a Director since July 2000. Since January 1999, Mr. Beitler has served as Executive Vice President and Principal of TJM Capital Partners, LLC, a Chicago based specialized brokerage firm co-founded by Mr. Beitler. Since May 1996, Mr. Beitler has also served as Executive Vice President of TJM Institutional Services, LLC, a Chicago based registered introducing broker co-founded by Mr. Beitler. From March 1990 to April 1996, Mr. Beitler served as Senior Vice President of Prudential Securities and Sales Manager of Prudential Securities' Euro-dollar desk. Mr. Beitler serves as a Director on Stetson University's Accounting Board of Directors.

     Vern E. Landeck has served as our Chief Financial Officer since April 2000. From July 1997 to March 2000, Mr. Landeck served as Chief Financial Officer of Prime Capital Corporation, a NASDAQ company engaged in the commercial specialty finance business ("Prime"). From May 1996 to June 1997, Mr. Landeck served as Vice President and Treasurer of Prime. From 1988 to 1996, Mr. Landeck served as President of Atlantic Capital Exchange, Inc., a Chicago, Illinois and Fairfax, Virginia based equipment financing company founded by Mr. Landeck.

     Our Board of Directors has established Audit and Compensation Committees. The Audit Committee meets with our management to consider the adequacy of our internal controls and the objectivity of our financial reporting. The Audit Committee also meets with our independent accountants and with appropriate Company financial personnel about these matters. The Compensation Committee administers our 1997 Stock Option Plan and makes recommendations to the Board of Directors with respect to the compensation of management. The Audit and Compensation Committees are comprised of Messrs. Hellman, Dupuy, Press, Dwyer and Beitler.

     Our Directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

                              SELLING STOCKHOLDERS

     We have listed below:

     - the name of each selling stockholder;

     - the number of shares of Common Stock beneficially owned by each selling stockholder as of the date of this Prospectus;

     - the number of shares of Common Stock being offered by each selling stockholder hereunder; and

     - the number of shares of Common Stock to be beneficially owned by each selling stockholder after this offering is complete.

     Except as set forth below, none of the selling stockholders is affiliated with us or our affiliates or, during the past three years, held any position or office with us or our affiliates or had a material relationship with us or our affiliates.

     The shares of Common Stock being offered hereby are being registered to permit the public sale of such shares and the selling stockholders may offer all or part of the shares for resale from time to time. We will receive no proceeds from the sale of the shares being offered hereby, but could receive up to $392,500 if selling stockholders exercise Common Stock purchase warrants entitling them to receive up to 190,000 of the shares being offered hereby.

     The following table is derived from our books and records, as well as from those of our transfer agent.

                                                                                         SHARES OF
                                            SHARES OF COMMON                            COMMON STOCK
                                           STOCK BENEFICIALLY     SHARES TO BE SOLD     BENEFICIALLY
                                           OWNED BEFORE THIS      PURSUANT TO THIS    OWNED AFTER THIS   PERCENT OF
SELLING STOCKHOLDER                             OFFERING              OFFERING            OFFERING         CLASS
-------------------                        ------------------     -----------------   ----------------   ----------
El Oro Mining & Exploration Company......        150,000                 50,000               --              --
William Van Geloven......................         60,000                 30,000               --              --
Roshua Holdings..........................         30,000                 30,000               --              --
Rathbone Investment Management...........         26,670                 26,670               --              --
Rathbone Mgmt. Co. Jersey Ltd............         73,330                 73,330               --              --
James Lane...............................         53,000                 53,000               --              --
Lloyds Bank in Geneva....................        120,000                 70,000               --              --
Credit Lyonnais Suisse SA................         30,000                 30,000               --              --
Hase & Co................................        243,664                243,664               --              --
RBSI Custody Bank Ltd....................         81,336                 81,336               --              --
James Lane Holdings, IOM Ltd.............         25,000                 25,000               --              --
Nesbitt Burns, Inc.......................        150,000                150,000               --              --
Juha Tuores..............................         50,000                 50,000               --              --
Harri Weckstrom..........................         50,000                 50,000               --              --
Eldee Foundation.........................         75,000                 75,000               --              --
Aurator Asset Management, Inc............        100,000                100,000               --              --
PS Halme OY..............................         10,000                 10,000               --              --
Grange Nominees Ltd......................         50,000                 50,000               --              --
FIM Omaisuudenhoito OY...................        142,000                142,000               --              --
Timo Makela..............................         15,000                 15,000               --              --
Kari Savolainen..........................         10,000                 10,000               --              --
Robert Hilson............................         20,645                 20,645               --              --
Joseph Stocking..........................         10,000                 10,000               --              --
Fisherman's Pier.........................         20,000                 20,000               --              --
Bruce Denkert............................         10,000                 10,000               --              --
Arto Boman...............................         50,000                 50,000               --              --
Frank Musolino...........................        530,000                430,000               --              --
Randy Wool...............................         90,589                 90,589               --              --
Growth Capital One.......................        210,302(1)             100,000           72,500               *
Hugh & Rosemarie Deane TTROS.............         99,711(2)              37,211               --              --
Jessy Dirks..............................         64,711(3)              27,500               --              --
Thomas W. Dwyer..........................         10,000(4)              10,000               --              --
Evaldo Dupuy.............................         10,000(4)              10,000               --              --
Arthur J. Press..........................         25,411(5)              10,000           15,411               *
                                               ---------              ---------            -----           -----
         Total:..........................      2,584,145              2,216,234
                                               =========              =========

---------------

 *  Represents less than 1%.
(1) 100,000 of these shares are issuable upon the exercise of certain Common Stock purchase warrants.
(2) 37,211 of these shares are issuable upon the exercise of certain Common Stock purchase warrants.
(3) 27,500 of these shares are issuable upon the exercise of certain Common Stock purchase warrants.
(4) Represents shares issuable upon the exercise of certain Common Stock purchase warrants.
(5) 10,000 of these shares are issuable upon the exercise of certain Common Stock purchase warrants.

     Each of Messrs. Dwyer, Dupuy and Press is a Director of the Company.

     Growth Capital One has been engaged by us to perform various financial consulting services on a project by project basis. In consideration for their services, we issued Growth Capital 72,500 shares of our Common Stock and agreed to issue them warrants to purchase additional shares of our Common Stock at market value as and when they perform services for us.

     An affiliate of Hugh Deane and Jessy Dirks was engaged by us during November 1998 to provide us with 14 months of financial consulting advice. In consideration thereof, we issued this affiliate warrants to purchase up to an aggregate of 122,500 shares of our Common Stock at $2.00 per share.

                              PLAN OF DISTRIBUTION

     The shares covered by this Prospectus may be distributed from time to time by the selling stockholders in one or more transactions that may take place in the NASDAQ SmallCap Market (or in any other market in which our shares may then trade). These transactions include ordinary broker's transactions, privately-negotiated transactions or sales to one or more broker-dealers for resale of these shares as principals, at market prices existing at the time of sale, at prices related to existing market prices, through Rule 144 transactions or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with their sales of shares.

     The selling stockholders may sell the shares being offered hereby in one or more of the following methods:

     - a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as a principal and resale by the broker or dealer for its account under this Prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchases; and

     - face-to-face transactions between sellers and purchasers without a broker-dealer.

     In making sales, brokers or dealers used by the selling stockholders may arrange for other brokers or dealers to participate. The selling stockholders and other through whom such shares are sold may be "underwriters" within the meaning of the Securities Act for the securities offered, and any profits realized, or commissions received, may be considered underwriting compensation.

     At the time a particular offer of the shares is made by or on behalf of a selling stockholder, to the extent required, a Prospectus is to delivered. The Prospectus will include the number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the shares of Common Stock purchased from the selling stockholder, and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

     We have told the selling stockholders that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to their sales in the market. We have provided each of the selling stockholders with a copy of these rules. We have also told the selling stockholders of the need for delivery of copies of this Prospectus in connection with any sale of the shares that are registered by this Prospectus.

     Sales of shares and the selling stockholders, or even the potential of these sales, may have a negative effect on the market price for shares of our Common Stock.

     We will bear all of the costs and expenses incurred in connection with this offering, other than brokerage fees, discounts and commissions incurred by selling stockholders upon their sale of the shares being offered hereby. Selling stockholders will be responsible for such fees, discounts and commissions.

     We anticipate that offering costs and expenses will be comprised of:

COSTS OR EXPENSE                                              ANTICIPATED AMOUNT
----------------                                              ------------------
Registration Fees...........................................       $  1,056
Transfer Agents's Fees......................................          1,500
Printing Costs..............................................          5,000
Legal Fees..................................................         10,000
Accounting Fees.............................................          5,000
Other Miscellaneous Offering Costs..........................          2,444
                                                                   --------
          Total:............................................       $ 25,000
                                                                   ========

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are authorized to issue 50,000,000 shares of Common Stock and 15,000,000 shares of Preferred Stock. At July 27, 2000, 15,075,800 shares of our Common Stock were issued and outstanding, and 2,728,004, 500,000 and 1,890 shares of our Series A, Series B and Series C Preferred Stock, respectively, were issued and outstanding.

COMMON STOCK

     The holders of our Common Stock are entitled to one vote for each share held of record by them on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. Subject to the terms of our Preferred Stock, the holders of Common Stock are entitled to receive ratably dividends when, as and if declared by our Board out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are (and the shares issuable (i) upon the conversion into Common Stock of shares of our Series C Preferred Stock, (ii) upon the valid and proper exercise of our outstanding Common Stock purchase warrants and (iii) issuable in satisfaction of certain of our indebtedness will be) fully paid and nonassessable.

PREFERRED STOCK

     We are authorized to issue Preferred Stock in one or more series with such designations, rights, preferences and restrictions as may be determined from time to time by our Board. Accordingly, our Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common Stock and, in certain instances, could adversely affect the market price of such stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our Company.

  Series A Preferred Stock

     Our Series A Preferred Stock ranks pari passu to the Series C Preferred Stock (except to the extent certain holders thereof have not consented to and waived the issuance of the Series C Preferred Stock) and ranks senior to any other series or classes of Preferred Stock hereafter created and all other equity securities, including our Common Stock. The Series A Preferred Stock accrues dividends, payable quarterly (to the extent legally sufficient funds are then available to us), at an annual rate of $.10 per share. All regularly declared but unpaid dividends cumulate. If we, for whatever reason, fail to pay the regular quarterly dividend with respect to the Series A Preferred Stock for four consecutive quarters, the holders of the Series A Preferred Stock, voting separately as a class, shall be entitled to elect one designee to Board. Holders of shares of Series A Preferred Stock are not otherwise entitled to vote on any matters affecting us or our stockholders, except as may be required by law.

     Our Series A Preferred Stock is entitled to a $1.00 per share liquidation preference (together with all accrued and unpaid dividends) over our Common Stock in the event of our dissolution. After the satisfaction of all of our indebtedness, holders of our Series A Preferred Stock would then receive any remaining assets in priority to holders of our Common Stock.

     Holders of our Series A Preferred Stock have the right to convert any or all of their shares of Series A Preferred Stock into shares of our Common Stock at the rate of approximately $4.68 per share, subject to adjustment (the "conversion price"). The number of shares of Common Stock issuable upon conversion shall be determined by dividing the aggregate liquidation value ($1.00 per share) of all shares of Series A Preferred Stock being converted (together with the amount of all accrued and unpaid dividends with respect to such shares) by the conversion price for such shares.

     We have has the unilateral right, commencing June 1, 2001 (the "anniversary date"), to redeem all or any shares of Series A Preferred Stock at the redemption price of $1.00 per share (together with the amount of all accrued and unpaid dividends with respect to such shares) if the average closing price for shares of our Common Stock for the 20 consecutive trading days immediately preceding the anniversary date exceeds the conversion price by 20% (approximately $5.62 per share).

  Series B Preferred Stock

     Our Series B Preferred Stock ranks junior to our Series A Preferred Stock and ranks senior to any other series or classes of Preferred Stock hereto or hereafter created and all other equity securities, including our Common Stock. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of our Series B Preferred Stock shall be entitled to receive out of assets available for distribution an amount equal to $1.00 per share. The Series B Preferred Stock is convertible, at any time, in whole or part, into shares of our Common Stock at the rate of 2 1/8 shares of Series B Preferred Stock for each share of Common Stock.

  Series C Preferred Stock

     Our Series C Preferred Stock accrues dividends, payable quarterly (to the extent legally sufficient funds are then available), at an annual rate of $60.00 per share. All regularly declared but unpaid dividends cumulate. Holders of shares of Series C Preferred Stock are not entitled to vote on any matter affecting stockholders, except as may be required by law. Holders of the Series C Preferred Stock are entitled to a $1,000.00 per share liquidation preference (together with all accrued and unpaid dividends) over the holders of our Common Stock in the event of our liquidation, dissolution or winding up. The shares of Series C Preferred Rank rank pari passu with the outstanding shares of our Series A (except to the extent certain holders thereof have not consented to the issuance of the Series C Preferred Stock) and Series B Preferred Stock in the event of liquidation, dissolution or winding up. After the satisfaction of all of our indebtedness, holders of Series C Preferred Stock would then receive any remaining assets in priority to holders of the Company's Common Stock and on a pari passu basis with the holders of our Series A and Series B Preferred Stock.

     Shares of Series C Preferred Stock are convertible into shares of the Company's Common Stock at any time at the option of the holder as follows: the holder shall be entitled to that number of shares of Common Stock as equals the quotient of (i) the aggregate liquidation preference (plus all accrued and unpaid dividends) attributable to such holder's shares of Series C Preferred Stock divided by (ii) the lesser of (a) $3.28 and (b) the product of (1) 80% multiplied by (2) the closing price on the NASDAQ SmallCap Market (or the exchange upon which our shares may then be trading) on the trading day immediately preceding the date that conversion is requested.

     In addition, we will issue to each holder of the Series C Preferred Stock, such number of shares of Common Stock as is equal to the difference between (i) the quotient of (a) the aggregate liquidation preference (plus all accrued and unpaid dividends) attributable to such holder's shares of Series C Preferred Stock divided by (b) $3.28 and (ii) the quotient of (A) the aggregate liquidation preference (plus accrued and unpaid dividends) attributable to such holder's shares of Series C Preferred Stock divided by (B) $2.624.

     Notwithstanding the foregoing, in the event a holder of Series C Preferred Stock requests conversion at a time when the per share market value of our Common Stock is less than $3.00, we shall have the right, but not the obligation, to redeem all such holder's shares of Series C Preferred Stock by paying to such holder, in cash, a redemption price equal to 120% of the aggregate liquidation preference attributable to the shares of Series C Preferred Stock for which conversion has been requested, together with accrued and unpaid dividends thereon.

     During July 2000, we redeemed 1,890 (approximately one-half of the outstanding) shares of our Series C Preferred Stock for an aggregate redemption price of $2,362,500 (125% of the aggregate stated value for such shares). Concurrently therewith, we agreed to redeem the remaining shares of our Series C Preferred Stock from the holders thereof on or before October 15, 2000 for an aggregate redemption price equal to 130% of the aggregate stated value for such shares. If we fail to redeem all outstanding shares of our Series C Preferred Stock by October 15, 2000, the Common Stock conversion rate applicable to such shares of Series C Preferred Stock shall automatically adjust, generally, to the lesser of $3.28 and the product of (i) 70% multiplied by (ii) the closing price on the NASDAQ SmallCap Market (or the exchange upon which our shares may then be trading) on the trading day immediately preceding the date that conversion is requested. In addition, the holders of the Series C Preferred Stock granted us a right of first refusal to purchase the shares of our Common Stock previously issued, or subsequently issuable upon the conversion, prior to October 15, 2000, of shares of our Series C Preferred Stock, at the market price for such shares of Common Stock at the time notice of conversion (or sale for shares previously issued upon conversion) is given. We will have 30 minutes to exercise our first refusal right.

                                 LEGAL MATTERS

     The validity of the securities offered by this Prospectus will be passed upon for us by Winick & Rich, P.C., 919 Third Avenue, New York, New York 10022.

                                    EXPERTS

     Our consolidated financial statements for the years ended December 31, 1999 and 1998 appearing in this Prospectus and registration statement have been audited, with respect to the 1999 financial statements, by PricewaterhouseCoopers LLP, and with respect to the 1998 financial statements, by Daszkal Bolton Manela Devlin & Co., as set forth in their respective reports thereon appearing elsewhere in this Prospectus, and are included in reliance upon those reports given on the authority of PricewaterhouseCoopers LLP and Daszkal Bolton Manela Devlin & Co., respectively, as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our Commission filings over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy documents at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Full addresses of the Commission's reference rooms are: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered by this Prospectus. This Prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our Common Stock, you should refer to the registration statement. This Prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the Prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

                     INFORMATION INCORPORATED BY REFERENCE

     The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission. This means that we can disclose the information to you by referring in this Prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this Prospectus is automatically updated and superseded by any information contained in this Prospectus, or in any subsequently filed document of the types described below.

     We incorporate into this Prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this Prospectus:

COMMISSION FILING                                       PERIOD COVERED OR DATE OF FILING
-----------------                                       ---------------------------------
Annual Report on Form 10-KSB..........................  Year ended December 31, 1999
Amendment No. 1 to Annual Report on Form 10-KSB.......  Year ended December 31, 1999
Quarterly Report on Form 10-QSB.......................  Quarter ended March 31, 2000
Proxy Statement disseminated to stockholders in
  connection with 2000 Annual Meeting of
  Stockholders........................................  July 28, 2000
Amendment No. 2 to Quarterly Report on Form 10-QSB....  Quarter ended September 30, 1999
Current Report on Form 8-K/A..........................  January 18, 2000
Current Report on Form 8-K............................  January 25, 2000
Current Report on Form 8-K............................  February 8, 2000
Description of our Common Stock contained in
  Registration Statement on Form 8-A and any amendment
  or report filed for the purpose of updating such
  description.........................................  December 1997
All subsequent documents filed by us under Section
  13(a), 13(c), 14 or 15(d) of the Exchange Act.......  After the date of this Prospectus

     You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

                             Finantra Capital, Inc.
                            Attn: Alyce B. Schreiber
                           150 South Pine Island Road
                                   Suite 500
                           Plantation, Florida 33324
                           Phone No.: (954) 577-9225
                            Fax No.: (954) 577-9832

     Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

                             FINANTRA CAPITAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Annual Consolidated Financial Statements
  Reports of Independent Certified Public Accountants.......   F-2
  Consolidated Balance Sheet at December 31, 1999...........   F-4
  Consolidated Statements of Operations for each of the two
     years in the period ended December 31, 1999............   F-5
  Consolidated Statements of Changes in Stockholders' Equity
     for each of the two years in the period ended December
     31, 1999...............................................   F-6
  Consolidated Statements of Cash Flows for each of the two
     years in the period ended December 31, 1999............   F-7
  Notes to Consolidated Financial Statements................   F-9
Interim Condensed Consolidated Financial Statements
  (Unaudited)
  Condensed Consolidated Balance Sheet at March 31, 2000....  F-26
  Condensed Consolidated Statements of Operations for the
     three months ended March 31, 2000 and 1999.............  F-27
  Condensed Consolidated Statements of Cash Flows for the
     three months ended March 31, 2000 and 1999.............  F-28
  Condensed Notes to Consolidated Financial Statements......  F-29

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Finantra Capital, Inc.

     In our opinion, based on our audit and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Finantra Capital, Inc. and its subsidiaries at December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Ameri-Cap Mortgage Group, Inc., an 80%-owned subsidiary, which statements reflect total assets of $7.7 million at December 31, 1999 and total revenues of $3.2 million for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Ameri-Cap Mortgage Group, Inc., is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Ft. Lauderdale, Florida
March 30, 2000

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Finantra Capital, Inc. and subsidiaries

     We have audited the consolidated balance sheet of Finantra Capital, Inc. and subsidiaries, as of December 31, 1998, and the related accompanying consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of Finantra Capital, Inc. and subsidiaries. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finantra Capital, Inc. and subsidiaries, as of December 31, 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Daszkal Bolton Manela Devlin & Co.
Boca Raton, Florida
March 12, 1999

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31, 1999
                                                              -----------------
                           ASSETS
Cash and cash equivalents...................................     $ 1,214,315
Certificate of deposit-restricted...........................       1,450,000
Loans available for sale....................................       6,065,166
Finance receivables, net....................................      38,172,653
Lease receivables, net......................................       1,232,854
Other receivables, net......................................         668,661
Due from related parties....................................       1,756,474
Property and equipment, net.................................         573,810
Goodwill, net...............................................      10,998,940
Other assets................................................       4,402,647
                                                                 -----------
          Total assets......................................     $66,535,520
                                                                 ===========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued expenses.......................     $ 2,657,068
Client reserves.............................................       4,030,180
Client payouts..............................................       1,251,541
Credit balances of factoring clients........................         840,632
Lines of credit.............................................      29,843,029
Notes payable and other interest bearing obligations........       8,610,309
Notes payable -- related parties............................          30,000
Capital leases..............................................         109,643
                                                                 -----------
          Total liabilities.................................      47,372,402
                                                                 -----------
Commitments and contingencies (Note 20)
Stockholders' equity:
Preferred stock, $.01 par value; 15,000,000 shares
  authorized, 3,231,784 issued:
  Series A redeemable convertible preferred stock, 2,728,004
     shares issued and outstanding..........................          27,279
  Series B convertible preferred stock, $.01 par value,
     500,000 shares authorized; 500,000 shares issued and
     outstanding............................................           5,000
  Series C 6% convertible preferred stock, $.01 par value,
     3,800 shares authorized; 3,780 shares issued and
     outstanding............................................              38
Common Stock, $.01 par value, 50,000,000 shares authorized;
  9,329,161 shares issued and outstanding...................          93,291
Additional paid-in capital..................................      25,388,036
Accumulated deficit.........................................      (6,350,526)
                                                                 -----------
          Total stockholders' equity........................      19,163,118
                                                                 -----------
          Total liabilities and stockholders' equity........     $66,535,520
                                                                 ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                 1999          1998
                                                              -----------   -----------
REVENUES:
Broker fees and gains on sales of mortgage loans............  $ 3,222,823   $   529,137
Finance income..............................................    2,716,763       276,199
Factoring fee income........................................    1,476,019       889,791
Leasing income..............................................      367,458     3,440,434
Servicing income............................................      682,611            --
Consulting and advisory fees................................      972,000       308,470
Medical billing fees........................................      531,025       709,521
Other income................................................    1,635,315     3,581,388
                                                              -----------   -----------
          Total revenues....................................   11,604,014     9,734,940
                                                              -----------   -----------
EXPENSES:
Compensation and employee benefits..........................    6,306,211     4,186,001
Consulting and marketing fees...............................    1,443,738       230,031
Leasing and equipment cost..................................           --     3,189,162
Occupancy and equipment.....................................    1,767,899       370,326
Legal and accounting........................................      455,350       454,113
Interest expense............................................    1,389,295       201,276
Provision for credit losses.................................      482,727     1,107,269
Indirect loan expenses......................................      420,006            --
Other expenses..............................................    1,229,765       949,054
                                                              -----------   -----------
          Total expenses....................................   13,494,991    10,687,232
                                                              -----------   -----------
Loss before income taxes and minority interest..............   (1,890,977)     (952,292)
Income tax benefit..........................................          355        65,960
Minority interest in net (income) loss of consolidated
  subsidiaries..............................................        9,776       (11,749)
                                                              -----------   -----------
          Net loss..........................................   (1,880,846)     (898,081)
Preferred stock dividends...................................     (477,550)     (294,604)
                                                              -----------   -----------
          Net loss applicable to common stockholders........  $(2,358,396)  $(1,192,685)
                                                              ===========   ===========
Net loss per basic and diluted common share.................  $      (.34)  $      (.32)
                                                              ===========   ===========
Weighted average common shares outstanding..................    6,944,692     3,691,956
                                                              ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                  PREFERRED STOCK        COMMON STOCK                  ADDITIONAL                       TOTAL
                                -------------------   -------------------   TREASURY     PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                 SHARES     AMOUNT     SHARES     AMOUNT     STOCK       CAPITAL       DEFICIT         EQUITY
                                ---------   -------   ---------   -------   --------   -----------   ------------   -------------
Balance at January 1, 1998....  2,958,817   $29,586   2,667,382   $26,674   $     --   $ 6,947,803   $(2,799,445)    $  4,204,618
Net loss......................         --        --          --        --         --            --      (898,081)        (898,081)
Preferred stock dividends.....         --        --          --        --         --            --      (294,604)        (294,604)
Common stock issued...........         --        --      30,000       300         --            --            --              300
Common stock issued for
  acquisitions................         --        --     975,855     9,758         --     3,167,588            --        3,177,346
Common stock issued for
  services....................         --        --     412,600     4,126         --       574,854            --          578,980
Preferred stock Series B
  issued......................    500,000     5,000          --        --         --       495,000            --          500,000
Private placement, net of
  issuance costs..............         --        --          --        --         --       400,578            --          400,578
Repurchase of common stock....         --        --          --        --    (34,644)           --            --          (34,644)
Repurchase and retirement of
  common stock................         --        --     (10,000)     (100)        --       (54,900)           --          (55,000)
Common stock rescission.......         --        --          --        --         --      (100,000)           --         (100,000)
Sale of common stock, net of
  issuance costs..............         --        --      36,290       363         --        19,226            --           19,589
                                ---------   -------   ---------   -------   --------   -----------   -----------     ------------
Balance at December 31,
  1998........................  3,458,817    34,586   4,112,127    41,121    (34,644)   11,450,149    (3,992,130)       7,499,082
Net loss......................                                                                        (1,880,846)      (1,880,846)
Preferred stock dividends.....         --        --          --        --         --            --      (477,550)        (477,550)
Exercise of warrants for
  common stock................         --        --     140,000     1,400         --       198,170            --          199,570
Common stock issued for
  acquisitions................         --        --   2,417,500    24,175         --     5,858,105            --        5,882,280
Common stock issued for
  services....................         --        --     279,600     2,796         --       520,098            --          522,894
Common stock issued for debt
  conversion..................                          155,000     1,550                  308,450                        310,000
Preferred stock Series C
  issued......................      3,780        38          --        --         --     3,779,962            --        3,780,000
Preferred stock Series A
  converted to common stock...   (230,813)   (2,307)     49,637       496                   24,892                         23,081
Private placement, net of
  issuance costs..............                        2,039,872    20,399                2,773,780                      2,794,179
Sale of common stock, net of
  issuance costs..............         --        --     135,425     1,354         --       369,430            --          370,784
Purchase of treasury stock....                                               (31,150)                                     (31,150)
Issuance of treasury stock....                                                65,794                                       65,794
Issuance of warrants..........                                                             105,000                        105,000
                                ---------   -------   ---------   -------   --------   -----------   -----------     ------------
Balance at December 31,
  1999........................  3,231,784   $32,317   9,329,161   $93,291   $     --   $25,388,036   $(6,350,526)    $ 19,163,118
                                =========   =======   =========   =======   ========   ===========   ===========     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                  1999          1998
                                                              ------------   -----------
Cash flows from operating activities:
  Net loss..................................................  $ (1,880,846)  $  (898,081)
  Adjustments to reconcile net loss to net cash used by
     operating activities:
     Depreciation and amortization..........................       830,015       228,253
     Provision for credit losses............................       482,727     1,107,269
     Common stock issued for services.......................       522,894       578,880
  Changes in assets and liabilities:
     Purchases of loans available for sale and net
      originations of receivables...........................   (97,706,142)   (5,073,003)
     Proceeds from sales of loans available for sale........    91,621,213            --
     Increase (decrease) in accounts payable and accrued
      expenses..............................................       (19,477)      925,431
     Increase in client reserves and client payouts.........        28,708
     Increase in other assets...............................    (3,140,182)      (78,898)
                                                              ------------   -----------
          Net cash used by operating activities.............    (9,261,090)   (3,210,149)
                                                              ------------   -----------
Cash flows from investing activities:
  Purchase of subsidiary....................................   (14,080,359)       46,044
  Change in capital lease obligation........................            --       (76,511)
  Notes acquired for cash...................................            --    (1,012,000)
  Increase in related party receivables.....................      (888,097)     (792,964)
  Decrease in certificate of deposit -- restricted..........        25,000       225,000
  Purchase of fixed assets..................................      (924,422)           --
                                                              ------------   -----------
          Net cash used by investing activities.............   (15,867,878)   (1,610,431)
                                                              ------------   -----------
Cash flows from financing activities:
  Net increase in lines of credit...........................    12,249,458     2,643,571
  Proceeds from issuance of notes payable and other interest
     bearing obligations....................................     3,624,085       100,000
  Repayment of preferred stock..............................            --      (322,361)
  Proceeds from issuance of Series C preferred stock........     3,780,000
  Repayments of notes payable and other interest bearing
     obligations............................................       (83,334)     (166,297)
  Preferred stock dividends.................................      (204,375)      420,268
  Issuance of common stock..................................     6,107,269       (89,644)
  Exercise of warrants for common stock.....................       199,570       300,000
  Prepayments of notes payable-related party................      (270,000)      500,000
  Purchase of treasury stock................................       (31,150)           --
                                                              ------------   -----------
Net cash provided by financing activities...................    25,371,523     3,385,537
                                                              ------------   -----------
Net increase (decrease) in cash and cash equivalents........       242,555    (1,435,043)
Cash and cash equivalents -- beginning of period............       971,760     2,406,803
                                                              ------------   -----------
Cash and cash equivalents -- end of period..................  $  1,214,315   $   971,760
                                                              ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                  1999          1998
                                                              ------------   ----------
Supplemental disclosures of cash flow information:
  Interest paid.............................................  $  1,003,933   $   74,961
                                                              ============   ==========
Stock issued for acquisitions...............................                 $3,177,346
                                                                             ==========
Acquisition of businesses:
  Fair value of assets acquired.............................  $(44,728,039)
  Liabilities assumed.......................................    21,128,039
  Note payable issued.......................................     5,000,000
                                                              ------------
  Stock issued..............................................     2,728,530
                                                              ------------
  Cash paid.................................................   (15,871,470)
  Less cash acquired........................................     1,791,111
                                                              ------------
          Net cash paid.....................................  $(14,080,359)
                                                              ============
Supplemental disclosure of non-cash investing and financing
  activities:
  Exchange of notes payable for common stock................  $    310,000
  Assets acquired for stock.................................       150,000
  Exchange of preferred stock for common stock..............        23,081
  Issuance of treasury stock for notes receivable...........        34,644

  The accompanying notes are an integral part of these consolidated financial statements.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Finantra Capital, Inc., and subsidiaries (the "Company") is a Delaware corporation headquartered in Plantation, Florida. The Company is a specialty finance company, principally engaged in lending activities related to accounts receivable factoring, equipment leasing, mortgage banking, consumer finance and other types of specialty financing. The Company also provides accounting and collections services to other companies.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

RECLASSIFICATION

     Certain amounts included in the 1998 consolidated financial statements have been reclassified to conform with the 1999 presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In the normal course of business, the Company encounters significant economic risk: credit risk, market risk and concentration of credit risk. Credit risk is the risk of default on the Company's receivables portfolios that results from a borrowers' inability or unwillingness to make contractually required payments. Market risk includes interest rate risk. The Company is exposed to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or different bases, than its interest-earning assets. Market risk also reflects the risk of declines in the valuation of loans held for sale, and in the value of the collateral underlying loans. Concentration of credit risk refers to the risk that, if the Company extends a significant portion of its total outstanding credit to borrowers in a specific geographical area or industry or on the security of a specific form of collateral, the Company may experience disproportionately high levels of default and losses if those borrowers, or the value of such type of collateral, is adversely affected by economic or other factors that are particularly applicable to such borrowers or collateral.

CASH AND CASH EQUIVALENTS

     The Company considers unrestricted highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

LOANS AVAILABLE FOR SALE

     Residential mortgage loans originated by the Company which the Company does not presently intend to hold to maturity are designated as loans available for sale and are stated at the lower of cost, after consideration of deferred loan fees and costs, or aggregate market value. Loan origination fees and certain direct loan origination costs are deferred and included in the carrying value. Upon the sale of a loan, the deferred loan fees and costs are included in the gain or loss on sale. Gains and losses on disposal of such loans are computed on a specific identification basis.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

FINANCE RECEIVABLES

     The Company both originates and acquires finance receivables. Finance receivables include interest-bearing and precompute discount receivables. The face amount of an interest bearing receivable equals the amount of cash loaned or paid to acquire the receivable; unearned interest is not recorded. In a precompute discount receivable, the amount of the cash loaned or paid to acquire the receivable is less than the face amount of the receivable; the difference represents unearned income to be earned over the life of the receivable.

     Receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances, reduced by an allowance for credit losses, unearned income and net of any deferred fees or costs on originated receivables, or unamortized premiums or discounts on purchased receivables.

     Finance income includes origination, commitment, delinquency and rollover fees and prepayment penalties. Origination and commitment fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related receivable. Delinquency fees are recognized when charged, and prepayment penalties are recognized when the receivable is prepaid.

     Finance income also includes interest income and the accretion of the discount recorded on discount loans. The discount is accreted into interest income as a yield adjustment using the interest method over the contractual maturity of the finance receivable. In general, when finance receivables become 90 days past due, accretion of the discount and interest income recognition is discontinued.

     Factoring fee income represents fees on purchased factoring receivables that are earned over the period services are rendered based on rates stipulated in the factoring agreement.

CONSULTING AND ADVISORY FEES

     Consulting and advisory fees are generated by the Company for services rendered in the area of structuring and obtaining financing for other companies.

LEASE RECEIVABLES

     Lease receivables are reported as the sum of the minimum lease payments receivable plus the estimated residual value of the leased property, less unearned income and the allowance for credit losses.

     Leasing income represents the unearned income which is amortized to income over the life of the underlying lease term using the effective interest method to produce a constant periodic rate of return on the net investment in the lease.

OTHER RECEIVABLES

     Other receivables are reported at the contractual amount of the receivable. Interest income is recognized on the accrual method.

ALLOWANCE FOR CREDIT LOSSES

     The allowance for credit losses is maintained at a level that management, based upon an evaluation of known and inherent risks in the finance, lease and other receivables portfolios, considers adequate to provide for credit losses. Management's periodic evaluation of the allowance for credit losses is based on an analysis of the portfolios, taking into consideration historical loss experience, economic conditions and trends, collateral values and other relevant factors. Future adjustments to the allowance for credit losses may be necessary if actual experience differs from the assumptions used by management. Credit exposures deemed to be

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES
uncollectible are charged against the allowance for credit losses and recoveries of previously charged off amounts are credited to the allowance for credit losses.

     Specific valuation allowances are established for non-homogenous impaired loans in the amount by which the carrying value, before any allowance for credit losses, exceeds the fair value of collateral less costs to dispose on an individual receivable basis. Impairment is evaluated on a pool basis for certain pools of homogenous receivables. The Company considers a receivable to be impaired when, based on current information and events, it believes that it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the receivable agreement. Impairment losses are recognized through an increase in the allowance for credit losses and a corresponding charge to the provision for credit losses.

REPOSSESSED ASSETS

     Assets are classified as repossessed assets and included in other assets when physical possession of the collateral is taken. Subsequent to repossession, repossessed assets are carried at fair value less costs to sell.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years.

GOODWILL AND OTHER INTANGIBLES

     Net assets of companies acquired in purchase business combinations are recorded at fair value at the date of acquisition. Identified intangibles are amortized over the period benefited. Goodwill is amortized on a straight-line basis over a period not to exceed 15 years. The recoverability of goodwill and other intangibles is evaluated if events or circumstances indicated a possible impairment. Such evaluation is based on various analyses, including undiscounted future cash flow projections. Additionally, the Company periodically evaluates the amortization periods to determine whether events or circumstances warrant revised amortization periods.

     The results of operations of purchased companies are included in the Company's results of operations from the date of acquisition.

INVESTMENTS IN UNCONSOLIDATED ENTITIES

     The Company's investments in unconsolidated entities are accounted for under the cost or equity method, generally based on the percentage of legal ownership in the entity. Under the cost method, the Company owns less than 20% of the outstanding shares of the entity and the Company does not have the ability to exercise significant influence over the entity. Investments accounted for under the cost method are carried at the amount of the Company's initial investment, and are periodically reviewed for impairment.

     Under the equity method, the Company owns 20% or greater but less than 50% of the outstanding shares of the entity and the Company has the ability to exercise significant influence over the entity. Under the equity method, the investment in the shares of the entity is initially recorded at the cost of the shares acquired and thereafter is periodically increased or decreased by the Company's proportionate share of the earnings or losses of the entity, and decreased by the dividends or distributions received from the entity. Equity method investments are also periodically reviewed for impairment.

CLIENT RESERVES

     Client reserves represent amounts withheld on consumer installment contracts purchased by the Company. Chargeoffs resulting from borrower defaults may be charged against the client reserves based on the

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES
underlying contract with the client. If these charges result in a reduction of the client reserves to zero, incremental charges are recorded through the allowance for credit losses. If the charges do not exceed the client reserves, the client reserves are refunded to the client based on an analysis of client delinquency and minimum reserve requirements.

CLIENT PAYOUTS

     Client payouts represent amounts collected on receivables serviced for third parties and amounts payable by the Company for finance receivables purchased which have not yet been funded.

     The Company receives servicing fees from third parties for servicing finance receivables. The servicing fees are generally collected from the underlying borrowers' payments on a monthly basis.

TREASURY STOCK

     Treasury stock acquired is recorded at cost.

INCOME TAXES

     There are two components of income tax provision: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

     Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur.

LOSS PER COMMON SHARE

     Loss per common share is computed by dividing net loss, plus dividends on preferred stock, by the weighted average number of common shares issued and outstanding. Diluted earnings per common share is computed by dividing net loss available to common stockholders, adjusted for the effect of assumed conversions, by the weighted average number of common shares issued and outstanding and dilutive potential common shares, which include convertible preferred stock and stock options. Dilutive potential common shares are calculated using the treasury stock method. Potential dilutive common shares are excluded from the diluted calculation when a net loss was incurred for the period as they would be antidilutive.

STOCK COMPENSATION

     As allowed under SFAS No. 123, the Company accounts for stock based compensation under APB No. 25, rather than under SFAS No. 123. Accordingly, the Company has elected to provide the SFAS No. 123 disclosures as if the Company had adopted the fair-value based method of measuring outstanding employee stock options.

LIQUIDITY

     The Company's business requires substantial cash to support the growth of loan production and operations. In general, the Company finances the purchase of loans through various credit and warehouse facilities. The Company funds through these facilities approximately 72% of factored receivables, approximately 98% of mortgage loans and between approximately 70% and 90% of other finance receivables, and

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES
funds the remainder of the purchase price through its capital. The Company generates negative cash flow from operations and expects to continue to do so as long as it continues to experience significant growth in its receivables portfolio. As the Company continues to increase the volume of receivables purchased, it must secure additional capital to support its growth. Failure to secure additional capital or to consummate securitizations and other sales transactions may result in a significant adverse effect on the Company's financial position and results of operations.

NOTE 2.  ACQUISITION AND DISPOSITION TRANSACTIONS

1999 ACQUISITIONS

     Effective September 30, 1999, the Company acquired 100% of the outstanding capital stock of Travelers Investment Corporation ("Travelers"). The total purchase price was $23,600,000, including direct costs of the acquisition. The acquisition was accounted for as a purchase and the purchase price was allocated to Travelers assets and liabilities based on their fair values as follows:

Purchase price..............................................  $23,600,000
Fair value of net assets acquired...........................   14,614,000
                                                              -----------
Goodwill....................................................  $ 8,986,000
                                                              ===========

     The following unaudited pro forma results of operations of the Company are presented as if the acquisition of Travelers had occurred on January 1, 1998:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
Revenues....................................................  $19,650,881   $19,217,832
Expenses....................................................   20,987,386    19,192,953
Net (loss) income...........................................   (1,365,574)       24,879
Loss per share..............................................         (.20)           --

     The pro forma consolidated results of operations include adjustments to give effect to the purchase accounting adjustments as if the acquisition occurred on January 1, 1998. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition occurred on January 1, 1998, or the future results of the combined operations.

     On May 11, 1999, through an 80% owned subsidiary of the Company, the Company acquired the assets of Suntrust Financial Corporation ("Suntrust") for $50,000 in cash. Suntrust had no significant assets or results of operations at the date of acquisition.

     On January 1, 1999, through an 80% owned subsidiary of the Company, the Company acquired 80% of the outstanding common shares of Suncoast Title Company ("Suncoast") from an affiliate of the Company for 50,000 shares of the Company's common stock. The Company is obligated to issue a total of 50,000 additional shares of common stock to acquire the remaining 20% of Suncoast common stock over a 5 year period ending December 31, 2003. The acquisition was accounted for as a purchase. Suncoast had no significant assets or results of operations at the date of acquisition.

1999 DISPOSITIONS

     On December 31, 1999, the Company sold Medical Billings Services Systems, Inc. ("Medical Billings"), a 100% owned subsidiary of the Company and a company engaged primarily in providing accounting and other financial administrative services principally to the medical industry, to the original owner of the company. Medical Billings was acquired by the Company on March 30, 1998.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

     On July 14, 1999, the Company sold American Investment Management ("AIM"), an 80% owned subsidiary, and a marketer and manager of a variety of financial and insurance-related services, to the minority stockholder. The ownership interest in AIM had been acquired by the Company on March 13, 1998. According to the terms of the original acquisition agreement, the seller had the right to reacquire the shares of AIM in 1999.

     On May 17, 1999, the Company sold MFC Financial Corp ("MFC"), an 80% owned subsidiary of the Company engaged in leasing activity, to an unrelated third party. The ownership interest in MFC was acquired by the Company on June 30, 1998.

     None of these companies had material assets or results of operations at the date of disposition.

1998 ACQUISITIONS

     On August 31, 1998, the Company, through a wholly owned subsidiary, acquired approximately 91% of the outstanding capital stock of Ameritrust Holdings, Inc.. In consideration, the Company issued an aggregate of 381,000 shares of its common stock to Ameritrust's stockholders. The remaining capital stock of Ameritrust will be exchanged for shares of the Company's common stock at annual intervals ending on June 30, 2002, if certain earning hurdles are met. The maximum number of shares that could be issued under this agreement over the next five years is 624,750 shares. No exchanges occurred during 1999 or 1998.

     On March 30, 1998, the Company acquired 100% of Premier Provider Services and PPS Staffing Systems, engaged primarily in providing accounting and other financial administrative services. These companies did not have significant assets or results of operations at the date of acquisition. The acquisitions resulted in goodwill of $2,272,455.

NOTE 3.  LOANS AVAILABLE FOR SALE

     At December 31, 1999, loans available for sale were comprised of residential mortgage loans originated under flow agreements principally for sale to government sponsored entities. The loans were sold in January 2000.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

NOTE 4.  FINANCE RECEIVABLES

     Finance receivables are comprised of the following at December 31, 1999:

Consumer installment contracts:
  Education tuition and seminary fees.......................  $12,238,094
  Used automobiles..........................................    6,432,343
  Leisure activity memberships..............................    4,254,831
  Fitness...................................................    1,579,000
  Dating club memberships...................................    3,987,608
  Medical...................................................    2,103,911
  Other.....................................................    9,591,863
                                                              -----------
                                                               40,187,650
  Unearned income...........................................   (4,431,036)
                                                              -----------
                                                               35,756,614
                                                              -----------
Commercial finance receivables:
  Loan receivable which is secured by common stock of the
     borrower and the pledge of certain assigned receivables
     of the borrower. The note plus interest at 10% is due
     June 30, 2000..........................................    1,120,461
  Loan receivable which is secured by a pledge of 125,000
     shares of Finantra common stock. The note plus interest
     at 10% is due April 1, 2006............................      208,969
  Other.....................................................       20,070
                                                              -----------
                                                                1,349,500
Factored receivables, partially insured.....................    3,708,798
                                                              -----------
                                                               40,814,912
Allowance for credit losses.................................   (2,642,259)
                                                              -----------
                                                              $38,172,653
                                                              ===========

     At December 31, 1999, the Company had impaired loans of approximately $209,000, with the related valuation allowance included in the allowance for credit losses.

NOTE 5.  LEASE RECEIVABLES

     Lease receivables are comprised of the following at December 31, 1999:

Minimum lease payments receivable...........................  $1,345,688
Estimated unguaranteed residual value of leased equipment...     101,686
                                                              ----------
                                                               1,447,374
Unearned income.............................................    (214,520)
                                                              ----------
                                                              $1,232,854
                                                              ==========

     Future minimum lease payments receivable at December 31, 1999 are as follows:

2000........................................................  $  801,128
2001........................................................     412,735
2002........................................................     131,825
                                                              ----------
                                                              $1,345,688
                                                              ==========

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

NOTE 6.  OTHER RECEIVABLES

     Other receivables are comprised of the following at December 31, 1999:

Notes receivable bearing interest at 8% per annum and
  maturing on May 17, 2001..................................  $ 47,295
Various other demand receivables, unsecured and non-interest
  bearing...................................................   621,366
                                                              --------
                                                              $668,661
                                                              ========

NOTE 7.  PROPERTY AND EQUIPMENT

     Property and equipment was comprised of the following at December 31, 1999:

Office equipment............................................  $1,013,351
Furniture and fixtures......................................     326,964
Equipment under capital lease...............................      88,611
                                                              ----------
                                                               1,428,926
Accumulated depreciation....................................    (855,116)
                                                              ----------
                                                              $  573,810
                                                              ==========

     Depreciation expense on property and equipment for the years ended December 31, 1999 and 1998 was $95,280 and $60,824, respectively.

NOTE 8.  INVESTMENTS IN UNCONSOLIDATED ENTITIES

     At December 31, 1999, the Company has a 19% ownership interest in Titan Mortgage, Inc., a residential mortgage originator and telemarketer, in the amount of $660,000, accounted for under the cost method.

     At December 31, 1999, the Company has a 49.5% interest in FunU.com Corp., an internet web-application catering to college students, in the amount of $316,000 accounted for under the equity method.

NOTE 9.  RECEIVABLES SERVICING

     The Company services finance receivables for third parties. The face amount of finance receivables serviced for others at December 31, 1999 was approximately $102 million. Since the Company does not own these receivables, they are excluded from the consolidated balance sheet.

     Included in cash and cash equivalents at December 31, 1999 is approximately $568,000 of cash collected on behalf of third parties.

NOTE 10.  LINES OF CREDIT

     Lines of credit were comprised of the following at December 31, 1999:

                                             COMMITTED    OUTSTANDING   EXPIRATION     INTEREST
DESCRIPTION                                   AMOUNT        AMOUNT         DATE          RATE
-----------                                 -----------   -----------   ----------   -------------
On May 11, 1998, the Company through an                                 5/11/00,
85% owned subsidiary entered into a Loan                                with
and Security Agreement. The proceeds of                                 annual
the loan are utilized to purchase accounts                              automatic
receivable. The loan contains various debt                              renewals
covenants.................................  $ 4,000,000   $ 1,993,396   thereafter     Prime + 1.5%

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

                                             COMMITTED    OUTSTANDING   EXPIRATION     INTEREST
DESCRIPTION                                   AMOUNT        AMOUNT         DATE          RATE
-----------                                 -----------   -----------   ----------   -------------
On March 26, 1999, the Company through an
80% owned subsidiary entered into a
Mortgage Loan Warehousing and Security
Agreement. The loan agreement contains
various debt covenants including, but not
limited to, an adjusted tangible net worth
covenant, the violation of which at
December 31, 1999 was waived by the
lender....................................  $10,000,000   $ 2,548,934   4/30/2000     LIBOR + 2.25%
On September 23, 1999, the Company through
a 100% owned subsidiary entered into a
Loan and Security Agreement. The proceeds
of the loan are utilized to purchase
consumer finance contracts. The loan
contains various debt covenants...........   32,500,000    21,841,416   8/31/2004        Prime + 2%
On June 30, 1999, the Company through an
80% owned subsidiary entered into a Credit
and Security Agreement. The proceeds of
the loan are utilized by the subsidiary to
purchase mortgage loan collateralized by
residential real estate, which loans are
then sold to various investors. The loan
contains various debt covenants...........    5,000,000     3,459,283   6/30/2000     Prime - 2.25%
                                            -----------   -----------
                                            $51,500,000   $29,843,029
                                            ===========   ===========

     At December 31, 1999, the prime rate was 8.5% and LIBOR was 6.0%.

NOTE 11.  NOTES PAYABLE AND OTHER INTEREST BEARING OBLIGATIONS

     Notes payable and other interest bearing obligations were comprised of the following at December 31, 1999:

Notes payable to financial institutions:
  Note payable at 13.5% interest rate maturing November
     2000...................................................  $3,580,000
  Various notes at interest rates varying from 9% to 10.5%,
     due in monthly installments through 2001 collateralized
     by certain lease receivables...........................      34,246
Notes payable to individuals:
  Notes payable at 10% interest. Notes were for various
     amounts maturing November 2002.........................   4,916,666
  8% note payable in sixty monthly installments of $4,460
     plus interest at 8%, secured by certain furniture,
     fixtures and equipment, maturity date
     July 15, 2001..........................................      79,397
                                                              ----------
                                                              $8,610,309
                                                              ==========

NOTE 12.  INCOME TAXES

     For the years ended December 31, 1999 and 1998, the Company had a tax benefit of $355 and $65,960, respectively.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

     A reconciliation of the Federal statutory income tax rate of 35% to the Company's effective income tax rate is as follows:

                                                                1999        1998
                                                              ---------   ---------
Computed at the Statutory rates.............................  $(658,296)  $(345,207)
(Increase) decrease resulting from:
  Non-deductible expenses...................................    161,000     258,220
  State income taxes, net loss..............................         --       9,620
Change in deferred tax asset valuation allowance............    496,941      11,407
                                                              ---------   ---------
Actual benefit..............................................  $    (355)  $ (65,960)
                                                              =========   =========

     The components of the deferred tax asset were as follows at December 31, 1999:

Net operating loss carryforward.............................  $   850,000
Allowance for credit losses.................................    1,057,000
Basis difference in leases..................................      150,000
Other.......................................................       60,801
                                                              -----------
                                                                2,117,801
                                                              -----------
Deferred tax liabilities:
  Depreciation expense......................................      (47,000)
                                                              -----------
                                                                  (47,000)
                                                              -----------
                                                                2,070,801
Valuation allowance.........................................   (2,033,000)
                                                              -----------
  Net deferred tax asset....................................  $    37,801
                                                              ===========

     Management conducts periodic evaluations to determine whether it is more likely than not that the deferred tax asset can be realized in future periods. Among the factors considered in this evaluation are estimates of future earnings, the future reversal of temporary differences and the impact of tax planning strategies that can be implemented if warranted. As a result of this evaluation, the Company included in its tax provision a valuation allowance for substantially all of the deferred tax assets at December 31, 1999.

     At December 31, 1999, the Company has unused net operating loss carryforwards of approximately $2,125,000, expiring between in 2012 and 2019, which is available for use on its future corporate Federal and State tax returns.

NOTE 13.  CONSULTING AND EMPLOYMENT AGREEMENTS

     At December 31, 1999, the Company had outstanding various non-exclusive consulting agreements with investment bankers and investment advisors which are conditioned for payment upon the consultant introducing acceptable acquisition transactions to the Company. The consultants will be compensated upon the closing of an introduced transaction based upon the equity raised or the value of the transaction, either in cash or stock depending upon the specific agreement with the consultant.

     At December 31, 1999, the Company had existing employment agreements with certain key executives that expire between three and seven years. The employment agreements generally include fixed base compensation, performance bonuses, perquisites, stock options and stock grants.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

NOTE 14.  STOCKHOLDERS' EQUITY

INITIAL PUBLIC OFFERING

     The Company commenced its initial public offering ("IPO") at December 24, 1997, selling 1,285,135 shares of common stock and 1,566,500 warrants. The common stock sold for $5.50 per share. The warrants sold for $0.15 each and consist of one redeemable warrant to purchase one share of common stock for $5.75. The common shares and warrants were purchased separately and are transferable separately.

     The Company received cash and subscriptions of approximately $6,893,000 for securities and warrants sold from the IPO. Of this amount, there was a non-cash portion approximating $1,234,000 in subscriptions, representing 223,933 shares, that were issued to satisfy existing obligations by the Company to the subscribers of the IPO. Included in this amount was approximately $290,000 due to the President and Chairman of the Board of the Company and $361,000 due to a former principal stockholder. Offering costs of approximately $958,000 were charged to additional paid-in capital upon completion of the offering.

RESCISSION

     Following the consummation of the IPO, management of the Company concluded that various procedural and administrative matters relating to the IPO should have been disclosed during the period that the IPO was being marketed, rather than following the consummation of the IPO, as the Company did. As a consequence, the Company provided purchasers of the Company's securities in the IPO with the opportunity to rescind their IPO purchase in consideration for their IPO investment price. The rescission offer expired January 22, 1998.

PREFERRED STOCK

     Series A: In June 1996, the Company authorized and issued an aggregate of 2,958,817 shares designated as Series A 10% convertible preferred stock. At the time the preferred stock was issued, the Company offered to certain note holders the option to exchange their notes, approximating $972,000, to convertible preferred stock of the Company at a ratio of approximately 1.03 shares to $1.00. Note holders elected to convert $788,844 of notes and accrued interest to convertible preferred stock. Dividends on the preferred stock are payable quarterly and are cumulative. The preferred stock is convertible to common stock of the Company at $4.68. Under the terms of the convertible preferred stock issue the Company, at its sole discretion, may redeem the stock commencing on or after the fifth anniversary of its issuance if the average trading price of the common stock in the 20 trading days immediately preceding such anniversary, exceeds the conversion price by 20%. At anytime after the fifth anniversary, the Company has the right to redeem the convertible preferred stock, in whole or in part, upon 30 days notice to the holders.

     Series B: In November 1998, the Company authorized 500,000 shares of Series B preferred stock. The preferred stock is convertible to common stock of the Company at a rate of 2 1/8 shares of Series B preferred stock for each share of common stock exchanged. The Series B preferred stock is neither redeemable nor subject to dividends. Holders of the Series B Preferred Stock are subordinate to Series A Preferred Stock and to senior all other equity securities of the Company. In the event of a liquidation or dissolution, the holders of the Series A and Series B Preferred Stock will be entitled on a pari passu basis to receive all of the assets of the Company available for distribution to its stockholders prior to the Company's common shareholders. The Series B Preferred Stock has a liquidation value of $1 per share.

     Series C: In November 1999, the Company authorized 3,800 shares and issued 3,780 shares of Series C Preferred stock. The Series C Preferred stock is convertible into shares of the Company's common stock at any time at the option of the holder within 180 days from the original issue date at a price of $3.28 per share and thereafter the conversion price will be the lesser of (a) the initial conversion price or (b) the product of (1) 80% multiplied by (2) the closing price of the Company's common stock on the bulletin board (or the

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES
exchange upon which the shares of the Company's common stock are traded) on the day immediately preceding the date that conversion is requested. Notwithstanding the foregoing, in the event a holder of Series C Preferred stock requests conversion at a date when the per market share value (as defined) is less than $3.00 per share, the Company will have the right, but not the obligation, to redeem all of the shareholder's shares of Series C Preferred stock by paying to such holder, in cash, a redemption price equal to 120% of the aggregate liquidation preference attributable to the shares of the Series C Preferred stock ($1,000 per share) for which conversion had been requested. The Series C Preferred stock pays a dividend at an annual rate of $60 per share. Holders of the Series C Preferred stock rank pari passu with the outstanding shares of Series A and Series B Preferred stock of the Company in the event of liquidation, dissolution or winding up.

WARRANTS ISSUED

     At December 31, 1999, warrants to purchase 2,176,131 common shares are exercisable at a strike price of $3.25 through November 2001; 500,000 warrants are exercisable until December 2002 at a strike price of $2.50 per share; 138,625 warrants are exercisable until December 2002 at a strike price of $1.50 per share; and 1,566,500 warrants are exercisable until July 2002 at a strike price of $5.75. In addition at December 31, 1999, the Company had other warrants outstanding arising from various acquisitions and other financing activities to acquire an aggregate of 2,644,080 shares of common stock at exercise prices ranging from approximately $1.20 to approximately $3.50. These other warrants are exercisable at various times through December 2004.

NOTE 15.  STOCK OPTION PLAN

     On January 9, 1997, the Company established an incentive compensation stock option plan (the "Plan"). The Plan has 1,500,000 shares of Common Stock reserved for issuance upon the exercise of options designated as either (i) incentive stock options ("ISOs") under the Internal Revenue Code of 1986, or (ii) non-qualified options. ISOs may be granted under the Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

     Options issued for the years ended December 31, 1999 and 1998 carry exercise prices equal to the fair market value on the date of the grant. The options vest over a period of up to five years following the date of grant and the unexercised portion of the options expires and ceases to be exercisable on the earlier of the stated exercise period of the grant or specified date following termination of employment. In certain circumstances, the exercise of stock options may have an adverse effect on the market price of the Company's common stock and/or warrants. There was no compensation expense for the years ended December 31, 1999 and 1998 related to options granted.

     Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation," the Company's loss would have been increased by $729,960 and $251,287 in 1999 and 1998, respectively. The fair value of each option is estimated on the date of grant using the fair market option pricing model with the assumptions at December 31:

                                                              1999     1998
                                                              -----    ----
Risk-free interest rate.....................................   6.50%   5.50%
Expected option life (years)................................    2-5     2-5
Expected stock price volatility.............................  0.591     N/A
Expected dividend yield.....................................   None    None

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

     Information related to options is summarized below:

                                   WEIGHTED-
                                    AVERAGE       RANGE OF                   OPTIONS
                         OPTIONS   EXERCISE       EXERCISE       OPTIONS    FORFEITED/     OPTIONS     OPTIONS
                         GRANTED     PRICE         PRICES       EXERCISED   TERMINATED   OUTSTANDING   VESTED
                         -------   ---------   --------------   ---------   ----------   -----------   -------
1998...................  418,000     $1.96     $1.20 to $3.30    25,000       12,000       381,000     381,000
1999...................  543,500      3.32      2.63 to  5.12        --       15,000       528,500     264,500
                         -------                                 ------       ------       -------     -------
                         961,500                                 25,000       27,000       909,500     645,500
                         =======                                 ======       ======       =======     =======

NOTE 16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     A majority of the Company's assets and liabilities are financial instruments. For the majority of the Company's financial instruments, fair values are not readily available since there are not available trading markets as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange, and the use of different market assumptions or methodologies could have a material effect of the estimated fair value amounts.

     The fair values indicated below are indicative of the interest rate environment at December 31, 1999, and do not take into consideration the effects of interest rate fluctuations. The methodologies and key assumptions used by the Company in estimating fair values of financial instruments are as follows:

     Cash and Cash Equivalents: The carrying amounts of cash and cash equivalents, and the certificate of deposit approximate the fair values.

     Finance Receivables: Fair values were estimated for groups of similar loans based on the type of loan, credit quality and maturity. The fair values for factoring receivables approximate the carrying values given the contractual interest rates and the relatively short-term duration of the receivables. Fair values for consumer installment contracts and commercial finance receivables were estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Lease Receivables, Other Receivables, Due From Related Parties: The fair values for interest bearing receivables were estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair values of demand notes approximate the carrying value.

     Lines of Credit: The fair values of the lines of credit approximate the carrying values given the short term maturities and the variable interest rates.

     Notes Payable and Other Interest Bearing Obligations and Notes
Payable -- Related Parties: The fair values for interest bearing obligations were estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair values of demand notes approximate the carrying value.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1999 are as follows:

                                                               CARRYING      ESTIMATED
                                                                 VALUE      FAIR VALUE
                                                              -----------   -----------
Assets:
  Cash and cash equivalents.................................  $ 1,214,315   $ 1,214,315
  Certificate of deposit....................................    1,450,000     1,450,000
  Loans available for sale..................................    6,065,166     6,065,166
  Finance receivables.......................................   38,172,653    39,523,139
  Lease receivables.........................................    1,232,854     1,232,854
  Other receivables.........................................      668,661       634,495
  Due from related parties..................................    1,756,474     1,644,220
Liabilities:
  Lines of credit...........................................   29,843,029    29,843,029
  Notes payable and other interest bearing obligations......    8,610,309     8,680,309
  Notes payable -- related parties..........................       30,000        30,000

NOTE 17.  RELATED PARTY TRANSACTIONS

     Due from related parties is comprised of the following at December 31, 1999:

Note receivable from Medley Group, Inc. The note has a
  stated interest rate of 8% with principal and interest
  payable in full on December 30, 2000......................  $  392,893
Note receivable from Medley Group, Inc. The note is payable
  in sixty monthly installments of $3,754 plus accrued
  interest at 5% beginning July 1, 1999. The remaining
  balance of $100,000 plus any accrued interest is due July
  1, 2004...................................................     333,089
Note receivable from an affiliated company, 8% interest
  rate, payable on or before May 1, 2000....................     250,000
Note receivable from Tract IV, Inc. The note is payable in
  monthly installments of $3,500 plus accrued interest of
  12% with the balance due on May 31, 2001..................     206,784
Note receivable due jointly from two employees, unsecured
  and non-interest bearing, repayable out of future
  commissions earned from a subsidiary of the Company.......     160,000
Note receivable, bears interest at 3% and matures December
  2003......................................................     100,449
Note receivable from employee, unsecured and bears interest
  at 6% and matures on July 16, 2000........................      99,791
Demand note.................................................      80,000
Short term notes receivable from employees and affiliates...      28,192
6% interest-bearing note receivable from an employee,
  unsecured and matures on October 27, 2002.................      26,000
Note receivable, due May 2000 at 6%.........................      24,876
Note receivable from the Chief Executive Officer of the
  Company with an original amount of $68,000. Interest
  accrues on the note at a rate of 10% with maturity on May
  5, 2001. The note was modified along with the employment
  agreement whereby $68,000 in principal will be forgiven at
  a rate of 20% per year beginning in 1999..................      54,400
                                                              ----------
                                                              $1,756,474
                                                              ==========

     At December 31, 1999, the Company has receivables totaling $725,982 from Medley Group, Inc. whose management is substantially the same as that of the Company. Medley Group has pledged 175,000 shares of common stock of the Company as collateral.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

     At December 31, 1999, the Company has a $1,450,000 certificate of deposit with a six month maturity, that is pledged as security for a letter of credit for Medley Group, Inc. The Company's letter of credit was provided as a financial accommodation to Medley Group, Inc. for a fee equal to $150,000 per annum. This fee is payable each year the Company continues to extend such financial accommodation. This letter of credit was posted for the purpose of securing the performance of certain equipment leases sold by Medley Group to the Company in 1997 for 750,000 shares of the Company's Common Stock owned by Medley Group, Inc., which common stock, for purposes of the pledge, has an agreed upon value of $2.50 per share.

     At December 31, 1999, the Company has a loan payable to a shareholder and director of the Company for $30,000 which bears an interest rate of 12% per annum and matured January 1, 1999.

     Subsequent to December 31, 1999, the Chief Executive Officer of the Company acquired, in a private transaction 1,532,127 shares of Series A Preferred stock.

     During January 1999, the Company, through its Ameri-Cap Mortgage subsidiary, acquired from a director of the Company, 80% of the outstanding capital stock of Suncoast for 50,000 shares of the Company's Common Stock. The Company has agreed, through 2003, to acquire the remaining 20% of the outstanding capital stock of Suncoast for an aggregate of 50,000 additional shares of the Company's common stock.

     During February 1999, the Company, through its Ameri-Cap Factors subsidiary, acquired from the same director, .6% of the outstanding capital stock of Ameri-Med Financial Services, Inc., a Florida medical receivables financing business ("Ameri-Med Financial"), for 140,000 shares of the Company's common stock. Ameri-Cap Factors previously owned 80% of the outstanding capital stock of Ameri-Med Financial. The Company has agreed beginning in February 2000 and in February of each year thereafter, through 2004, to acquire .06% of the capital stock of Ameri-Med Financial owned by the director in exchange for 35,000 shares of the Company's common stock. The expense associated with the exchanges will be accounted for at the dates the exchanges occur.

     Also during February 1999, the Company acquired from the same director the right to exchange the director's 7% of the outstanding common stock of Ameri-Cap Mortgage for 400,000 shares of the Company's common stock. The Company has agreed to exchange 1.4% of the director's common stock of Ameri-Cap Mortgage annually beginning in February 2000 for 80,000 shares of the Company's Common Stock. The Company currently owns 80% of the outstanding common stock of Ameri-Cap Mortgage. The expense associated with the exchanges will be accounted for at the dates the exchanges occur.

NOTE 18.  BUSINESS SEGMENTS

     Management of the Company reports the results of operations of the Company through two primary business segments: BUSINESS FINANCE, which specializes principally in accounts receivable factoring and equipment leasing; and CONSUMER FINANCE, which specializes principally in mortgage banking, consumer finance, and other types of specialty finance.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

     The following table summarizes certain financial data for the Company's business segments:

                                       REVENUES      EXPENSES      NET LOSS     TOTAL ASSETS
                                      -----------   -----------   -----------   ------------
December 31, 1999:
Business Finance....................  $ 4,109,291   $ 5,806,236   $  (679,490)  $56,224,979
Consumer Finance....................    7,531,186     8,344,573      (807,082)   10,310,541
Corporate items and eliminations....      (36,463)      655,818      (394,274)           --
                                      -----------   -----------   -----------   -----------
                                      $11,604,014   $13,494,991   $(1,880,846)  $66,535,520
                                      ===========   ===========   ===========   ===========
December 31, 1998
Business Finance....................  $ 9,391,071   $10,206,594   $  (815,323)  $16,998,001
Consumer Finance....................      565,032       646,700       (81,668)    1,239,685
Corporate items and other...........     (221,163)     (166,062)       (1,090)   (4,619,499)
                                      -----------   -----------   -----------   -----------
                                      $ 9,734,940   $10,687,232   $  (898,081)  $13,618,187
                                      ===========   ===========   ===========   ===========

NOTE 19.  CONCENTRATION OF CREDIT RISK

     At December 31, 1999, the Company had outstanding several individually significant finance and related party receivables, which represent significant credit risk. The Company has obtained various forms of collateral to secure certain of these receivables.

NOTE 20.  COMMITMENTS AND CONTINGENCIES

LEASES

     The Company acquired computers and equipment under the provisions of two leases which, for financial reporting purposes, have been capitalized.

     Future minimum lease payments for the Company's operating leases are as follows:

                                                              OPERATING
YEAR ENDING DECEMBER 31,                                        LEASES
------------------------                                      ----------
2000........................................................  $  419,158
2001........................................................     250,337
2002........................................................     256,702
2003........................................................     234,663
2004........................................................      37,004
                                                              ----------
          Total minimum lease payments......................  $1,197,864
                                                              ==========

     Total rent expense for all operating leases for the years ended December 31, 1999 and 1998, was $428,135 and $141,530, respectively.

LITIGATION

     The Company is involved in litigation in the normal course of business. This litigation is not expected to have a material effect on the Company's results of operations or financial condition.

                    FINANTRA CAPITAL, INC. AND SUBSIDIARIES

NOTE 21.  SUBSEQUENT EVENTS (UNAUDITED)

     On February 29, 2000, the Company entered into a letter of intent to acquire all of the issued and outstanding common stock of Prime Capital Corporation ("Prime"), a publicly held commercial leasing company. The acquisition is subject to a variety of conditions, including approval by Prime shareholders. There are no assurances that the acquisition will be consummated, nor consummated on the previously agreed to terms. Prime is principally engaged in the structuring and funding of custom finance programs on behalf of developers, manufacturers and distributors of commercial software, communication equipment and medical devices. In 1999, Prime originated approximately $160 million of such leases.

                             FINANTRA CAPITAL, INC.
                                AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                              MARCH 31, 2000
                                                              --------------
                                                               (UNAUDITED)
                                   ASSETS
Assets:
  Cash and cash equivalents.................................   $ 6,187,938
  Certificate of deposit-restricted.........................     1,450,000
  Loans available for sale..................................     6,056,554
  Finance receivables, net..................................    35,935,761
  Lease receivables, net....................................     1,240,361
  Other receivables, net....................................     7,524,517
  Due from related parties..................................     1,755,574
  Property and equipment, net...............................       694,733
  Goodwill, net.............................................    11,496,617
  Other assets..............................................     4,235,584
                                                               -----------
          Total assets......................................   $76,577,639
                                                               ===========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued expenses.....................   $ 1,719,776
  Client reserves...........................................     5,289,921
  Client payouts............................................     1,279,825
  Credit balances of factoring clients......................       836,846
  Lines of credit...........................................    32,048,250
  Notes payable and other interest bearing obligations......     8,532,108
  Notes payable-related parties.............................        38,000
  Capital leases............................................        57,217
                                                               -----------
          Total liabilities.................................    49,801,943
                                                               -----------
Commitments and Contingencies (Note 7)
Stockholders' equity:
  Preferred stock, 15,000,000 shares authorized, 3,231,784
     issued:
  Series A redeemable convertible preferred stock, $.01 par
     value, 2,948,817 shares authorized; 2,728,004 shares
     issued and outstanding.................................        27,279
  Series B convertible preferred stock, $.01 par value,
     500,000 shares authorized; 500,000 shares issued and
     outstanding............................................         5,000
  Series C 6% convertible preferred stock, $.01 par value,
     3,800 shares authorized; 3,780 shares issued and
     outstanding............................................            38
  Common stock, $.01 par value, 50,000,000 shares
     authorized; 13,850,206 shares issued and outstanding...       138,501
  Additional paid-in capital................................    33,704,732
  Accumulated deficit.......................................    (7,099,854)
                                                               -----------
          Total stockholders' equity........................    26,775,696
                                                               -----------
          Total liabilities and stockholders' equity........   $76,577,639
                                                               ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                             FINANTRA CAPITAL, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                              FOR THE THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                  2000          1999
                                                              ------------   -----------
Revenues:
  Broker fees and gains on sales of mortgage loans..........  $ 1,113,208    $        0
  Finance income............................................    2,145,750       199,506
  Factoring fee income......................................      528,890       568,625
  Leasing income............................................       74,270        50,702
  Servicing income..........................................      655,230             0
  Medical billing fees......................................          411       149,965
  Consulting and advisory fees..............................       50,000       177,000
  Other income..............................................      663,699       214,380
                                                              -----------    ----------
          Total revenues....................................    5,231,458     1,360,178
                                                              -----------    ----------
Expenses:
  Compensation and employee benefits........................    2,461,988       941,331
  Consulting and marketing fees.............................      420,906       103,775
  Occupancy and equipment...................................      585,903       205,630
  Legal and accounting......................................      305,859       138,443
  Interest expense..........................................    1,062,835        82,926
  Provision for credit loss.................................      175,371             0
  Indirect loan expense.....................................      236,278        22,115
  Other expenses............................................      394,624       304,595
                                                              -----------    ----------
          Total expenses....................................    5,643,764     1,798,815
                                                              -----------    ----------
Loss before minority interest...............................     (412,306)     (438,637)
Minority interest in loss of consolidated subsidiaries......            0        11,800
                                                              -----------    ----------
Net loss....................................................     (412,306)     (426,837)
Preferred stock dividends...................................     (337,022)      (68,200)
                                                              -----------    ----------
Net loss applicable to common stockholders..................  $  (749,328)   $ (495,037)
                                                              ===========    ==========
Weighted average common shares outstanding..................   12,248,013     4,627,727
                                                              ===========    ==========
Net loss per basic and diluted common share.................  $     (0.06)   $    (0.11)
                                                              ===========    ==========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                             FINANTRA CAPITAL, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                FOR THE THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
Cash flows from operating activities:
  Net cash (used) provided by operating activities..........  $(4,070,472)  $(1,670,155)
Cash flows from investing activities:
  Increase in related parties receivables...................          900       342,577
  Purchases of property and equipment.......................     (176,046)     (267,450)
                                                              -----------   -----------
          Net cash used by investing activities.............     (175,146)       75,127
Cash flows from financing activities:
  Net increase (decrease) in lines of credit................    2,205,221      (155,911)
  Proceeds from debt........................................    1,288,025     7,335,700
  Repayment of debt.........................................   (1,313,726)   (8,680,217)
  Proceeds from related party debt..........................        8,000             0
  Repayment of capital leases...............................      (52,426)            0
  Payment of preferred stock dividends......................      (29,897)      (68,200)
  Issuance of common stock..................................    7,114,044     3,464,450
  Purchase of treasury stock................................            0       (31,150)
                                                              -----------   -----------
          Net cash provided by financing activities.........  $ 9,219,241   $ 1,864,672
                                                              ===========   ===========
Net increase in cash........................................  $ 4,973,623   $   269,644
Cash -- beginning...........................................    1,214,315       971,760
                                                              -----------   -----------
Cash -- end.................................................  $ 6,187,938   $ 1,241,404
                                                              ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the period:
  Interest..................................................  $ 1,012,835   $        --
                                                              ===========   ===========
Supplemental noncash investing and financial activities:
  Issuance of common stock for acquisition of
     subsidiaries...........................................  $        --   $   712,500
                                                              ===========   ===========
  Issuance of common stock for services.....................  $        --   $    41,500
                                                              ===========   ===========
  Exchange of finance receivable for other receivables......  $ 6,000,000   $        --
                                                              ===========   ===========
  Common stock issued as contingent purchase price for
     acquisitions...........................................  $   682,031   $        --
                                                              ===========   ===========
  Imputed dividend on Series C preferred stock..............  $   307,125   $        --
                                                              ===========   ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                             FINANTRA CAPITAL, INC.
                                AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE 1.  PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods presented have been included.

     These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's Annual Financial Statement for the year ended December 31, 1999. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

     Certain items in the condensed consolidated financial statements for the interim period ended March 31, 1999 have been reclassified to conform with the current presentation. These reclassifications had no effect on the previously reported net loss.

NOTE 3.  STOCKHOLDERS' EQUITY

     During the quarter ended March 31, 2000, the Company issued additional shares of common stock as described below.

     The Company issued 2,828,545 shares to private investors for total proceeds of $7,114,045.

     The Company issued 242,500 shares as consideration under exchange agreements related to certain prior year acquisitions for which the Company was obligated to issue additional shares to the minority shareholders. Of these shares, 127,500 were issued to a Director of the Company who is a minority shareholder in certain subsidiaries of the Company.

     Pursuant to an employment agreement, the Company granted 1,450,000 shares to an executive officer of the Company. Of these shares, 1,400,000 are subject to forfeiture by the executive ratably over a seven year term if the executive leaves the employment of the Company. Accordingly, the issuance of these shares was recorded as deferred compensation in shareholders' equity and will be amortized as compensation expense over the seven year term.

NOTE 4.  EARNINGS PER SHARE

     Potential dilutive common shares have been excluded from the diluted earnings per share calculation as a net loss was incurred for the period, an inclusion of such shares would be antidilutive.

NOTE 5.  FINANCE RECEIVABLES

     During the quarter ended March 31, 2000, the Company securitized and sold $6.6 million of finance receivables, which were comprised of consumer finance contracts. The Company received proceeds of $6 million in the form of two short-term notes receivables from the buyers, which are included in other receivables in the consolidated balance sheet at March 31, 2000, and retained a beneficial interest in the

                             FINANTRA CAPITAL, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

amount of $898,000. The sale resulted in a gain of $309,000, which is included in other income in the condensed consolidated statements of operations.

NOTE 6.  BUSINESS SEGMENTS

     Management of the Company reports the results of operations of the Company through two primary business segments: BUSINESS FINANCE, which specializes principally in accounts receivable factoring and equipment leasing; and CONSUMER FINANCE, which specializes principally in mortgage banking, consumer finance and other types of specialty finance.

     The following table summarizes certain financial data for the Company's business segments:

                                          REVENUES     EXPENSES    NET LOSS    TOTAL ASSETS
                                         ----------   ----------   ---------   ------------
March 31, 2000:
Business Finance.......................  $  554,893   $  644,080   $ (89,187)  $ 3,932,815
Consumer Finance.......................   4,412,905    4,209,542     203,363    61,527,607
Corporate items and other..............     263,660      790,142    (526,482)   11,117,217
                                         ----------   ----------   ---------   -----------
                                         $5,231,458   $5,643,764   $(412,306)  $76,577,639
                                         ==========   ==========   =========   ===========
March 31, 1999:
Business Finance.......................  $  880,325   $  810,692   $  69,633   $ 5,674,989
Consumer Finance.......................     151,980      481,875    (329,895)    1,926,733
Corporate items and eliminations.......     327,873      506,248    (178,375)    7,571,256
                                         ----------   ----------   ---------   -----------
                                         $1,360,178   $1,798,815   $(438,637)  $15,172,978
                                         ==========   ==========   =========   ===========

NOTE 7.  COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases various kinds of equipment under operating leases. No significant changes to the terms or amounts of these operating leases occurred since December 31, 1999.

LITIGATION

     The Company is involved in litigation in the normal course of business. This litigation is not expected to have a material effect on the Company's results of operations or financial condition.

NOTE 8.  SUBSEQUENT EVENT

     Subsequent to March 31, 2000, the Company issued to private investors for cash approximately 527,000 shares of Common Stock.